Form 10-K, Exhibit 13
period 2000-12-31
COOPER TIRE & RUBBER CO
filed 2001-03-22
CIK 24491

Exhibit (13)

The information which follows is included in the Company’s 2000 Annual Report.

CORPORATE PROFILE

Cooper Tire & Rubber Company (NYSE: CTB) is a leading manufacturer of replacement tires and original equipment automotive components. Based in Findlay, Ohio, Cooper currently operates 72 manufacturing and technical facilities in 13 countries. Cooper Tire is the fifth largest tire manufacturer in North America and one of only two remaining American-owned tire companies. Cooper-Standard Automotive is a world leader in design and manufacture of automotive sealing products and ranks among the top producers of noise vibration and harshness (NVH) control products and fluid handling systems for the automotive industry.

Cooper’s replacement tire unit sales in North America have increased nearly 95 percent (6.9 percent CAGR) since 1990 while the industry has grown just 15 percent. Including proprietary and private brands, the company has an estimated North American replacement tire market share approaching 20 percent.

Through recent acquisitions and expanded global presence, Cooper is positioned for further growth and additional opportunities in the automotive components business. Our strategy for globalization has been rewarded with more than $350 million in net annual new business awards to phase in starting in 2001. Our goal is to grow 10 percent per year – mostly through organic growth.

Cooper’s strategy for increasing shareholder value consists of focusing on core businesses in which we have significant expertise and sustainable competitive advantage. These businesses are: North American replacement tires; global automotive sealing and fluid handling systems; and North American automotive NVH products. Our sustainable competitive advantages include industry-leading customer service, technology the customer needs and wants and manufacturing efficiency that leads our industries.

Management focus is on maximizing return on invested capital (ROIC) and growth of EPS. Our senior corporate management was compensated for the first time in 2000 based on ROIC measurement. Our goal is a 20 percent ROIC pretax.

COOPER CARES

Our philosophy as a company is captured in our Philosophy & Beliefs document. One of the very important tenets is the idea that we want to be a good corporate citizen. What that means to us is we get involved. Our people and plants enthusiastically support local projects and charities throughout the world spanning from Texarkana, Arkansas, to Stratford, Ontario, Canada, and from Golden, Colorado, to Adelaide, Australia, and all points in between. From our local schools to day cares, United Way to Arbor Day festivities, our people make a difference. We care, as people, about the world in which we live and about the health and happiness of our communities. It makes sense!

We are proud to serve as the presenting sponsor of the Bay Hill Invitational golf tournament every March. In addition to the exposure this golf tournament provides for our Cooper brand, it provides financial support to the Arnold Palmer Hospital for Children & Women, in Orlando, Florida. A significant portion of the proceeds benefits the “hospital built for kids,” dedicated to meeting the special health care needs of children and women.

In 2001 we are embarking on a new phase of corporate citizenship. Starting this year, we are teaming up with the Children’s Miracle Network. This is an international, non-profit organization dedicated to helping children throughout the world. Children’s Miracle Network is affiliated with 170 non-profit children’s hospitals. Many are the premier facilities in their communities and represent some of the finest hospitals in the world. Each year they treat more than 14 million kids. Through our program, Cooper Tire dealers and their customers will contribute to their local hospitals. Cooper Tire & Rubber Company will match the money raised and anticipates that the combined amounts will reach $1 million.

We are doing this because it is simply the right thing to do. Our tires and automotive parts are critical safety components on today’s highways around the world. In fact, more than nine trillion miles were driven on our tires in the ‘90s. We take these obligations very seriously and feel that giving back to the people who use our products is an important part of business.

We also annually contribute through Cooper’s corporate foundation to a variety of community organizations, educational institutions, historical societies, libraries and museums. In 2000, Cooper’s contributions neared the $1 million mark. We encourage our people to participate in community activities and lead by example with our corporate involvement at a national level. At Cooper, we care.

STRATEGIZE

Business success in today’s world depends on a company’s ability to create a strategy in line with its business environment. At Cooper, strategy is at the core of everything we do. We take great pride in our ability to strategize, plan, execute our plan and realize the benefits. We plan at all levels of our organization and believe a strong commitment to our plan is a key to our success.

Our strategy has taken the company forward, growing and positioning the business to achieve our goal of increasing shareholder value. The key is to focus on what we know. Tires and automotive parts are the heart of our expertise. By concentrating our resources on these products, we will continue to make Cooper a good choice for customers and investors.

Acquisitions and the resulting expansion provided us with a much needed global base to grow our automotive business. This global footprint, enhanced technology and engineering capabilities along with operating efficiencies are just a few of the advantages.

Our commitment to continuous improvement and customer service will solidify our reputation as a world-class supplier to the global automotive industry and help strengthen our opportunities in Europe and Asia.

As a major supplier to the replacement tire market in North America, we will continue our growth in proprietary brands and increase penetration among mass merchandisers and regional retailers. In our automotive segment, our product research, development and design capabilities will strengthen our relationship, giving us the opportunity to sell even more modules and systems to automakers.

Quality and cost control will be increasingly important in maintaining our competitive advantage in both tire and automotive segments. Programs like Kaizen, Six Sigma and Operational Excellence will help us achieve these goals in manufacturing, logistics and procurement.

Technology is critical in helping achieve our objectives. In today’s fast-moving world, new product design is the difference between success and failure. Our development teams in both tire and automotive use the latest in predictive modeling to design, test and produce products faster than ever before. Our investment in software and equipment is well justified and will allow us to meet launch schedules on time to meet market demand.

Customer relationships are a hallmark of Cooper’s success. The customer is king and we intend to continue our tradition of excellence. We believe we must earn our customers’ business every day with honesty, integrity and consistency at the heart of every transaction.

RATIONALIZE

As a result of our strategy, today we are a bigger, stronger company. With the integration well under way of three companies spanning 13 countries and more than 50 manufacturing facilities, we have come a long way. Still there is much to be accomplished.

During 2000, we developed, refined and implemented a two-year comprehensive restructuring and rationalization plan that will allow us to derive maximum benefit from our acquisitions and global expansion.

The rationalization process began in 2000 with the disposition of several non-strategic assets. We sold a painted plastics operation in Winnsboro, S.C., and Holm Industries, an operation serving the appliance and construction industries. Combined pre-tax proceeds from these sales were $110 million.

There were several overlaps in production facilities, engineering resources and administrative functions among the three companies. In total, 22 facilities from the operations acquired will be closed or downsized and approximately 1,100 positions will be eliminated. A great deal of production will be moved from regions where costs are high to facilities where operating costs are lower. Inefficient operations will be closed and the production of those facilities will be merged with larger plants creating greater efficiencies and economies of scale.

The majority of the planned restructuring should be completed in 2001, well ahead of our two-year goal, reducing our cost structure and creating an extremely efficient, cost-effective, global network of production, distribution and administration facilities. It is upon this base of assets and resources that we will grow our business in the coming years.

When the restructuring is complete, we expect an annual cost savings of about $30 million and pretax proceeds of about $25 million from the sale of related facilities and assets. These savings are much more than originally estimated at the time of the acquisitions.

The coming year will be one of transition as we implement the restructuring plan, rationalize our production facilities, and streamline our operations around the world. The objective is to maximize asset and resource utilization while maintaining and even improving customer service and satisfaction.

REALIZE

Beyond the transitional activities of integration, restructuring and rationalization, we will truly begin to realize the benefits of all the planning and hard work we are undertaking now. Through all of our efforts, we have positioned our company to be more competitive and more responsive to market demands. We are well positioned to achieve our continuing goals and objectives for growth, profitability and return on our shareholders’ investment.

Our strategy for globalization in our automotive components business has already begun to show strong top-line rewards. As a direct result of our expanded operations and capabilities, we won more than $350 million in annual net new business awards in 2000. As this new business phases into production in 2001 through 2005, its impact on the bottom line will be magnified by our leaner, more efficient operations which will ultimately generate higher profit margins. Our replacement tire unit sales in North America have increased nearly 95 percent since 1990 while industry growth has been just 15 percent.

Similarly, in our North American Tire Division, our Pirelli alliance gives us a product that completes our multi-brand tire strategy and creates new customer opportunities. Significant new business acquired during 2000 at one of the nation’s largest retailers can be linked to the strategic Pirelli relationship. Increasing tire sales and production volume will allow us to run our tire production facilities at or near peak efficiency levels, maximizing both productivity and profitability.

In addition to growing the top line, and reducing production costs and improving operating efficiency, we are also making great strides to control our costs of raw materials and components. A significant example of this is our membership in RubberNetwork.com, an on-line buying and procurement network. As one of the six founding members of RubberNetwork.com, Cooper will continue to use technology to achieve cost savings in the purchase of our materials, goods and services. Our overall e-business strategy will help us further reduce costs and take advantage of growth opportunities in the supply chain, customer service and in acquiring new business.

The scope of our product offerings, our knowledge of the industry and our expertise in production methodology and customer service continue to give us a significant and sustainable competitive advantage. We have a strong, experienced management team and have adopted lean enterprise philosophies to continue to improve costs, quality and services. We are unified in our purpose and strategy and determined to continue as one of the strongest leaders in our industries. As we continue to execute our strategic plans and initiatives and take advantage of growing opportunities in both our industries, we expect to realize improved profitability, increased revenue, higher margins and greater returns for our shareholders.

ACCOLADES

The customer is king at Cooper and we worked hard to show it again this year, winning the following awards:

COOPER TIRE & RUBBER COMPANY

•	selected as one of InformationWeek Magazine’s 500 most innovative users of information technology

COOPER TIRE

•	ranked at the top of the 2000 Tire Brand Study conducted by Tire Review magazine. Out of 11 categories, the Cooper brand placed first in six, including product availability and delivery, dealer/supplier relations, line coverage and dealer profitability

•	Avon tires were selected for the Mick Doddice Training School – which provides advanced motorcycle riding skills – in Derbyshire, England, for a second term

•	received MCS.Software’s first-time Profits by Design Award to honor their business partners who have best utilized simulation technology in the design of their products

•	Oliver fleet drivers received the Safe Driving Award from the National Private Truck Council (NPTC) for the fourth time

COOPER-STANDARD AUTOMOTIVE

•	fluid systems in Adelaide, South Australia, achieved Silver level preferred supplier status from Toyota

•	fluid systems division received Supplier of the Year honors in Europe from General Motors

•	fluid systems division earned a Ford World Excellence Award, Ford’s highest form of supplier recognition

•	NVH control systems in Mitchell, Ontario, earned the DaimlerChrysler Gold Award for the third consecutive year

•	earned the Automotive Matchmaking Award for minority sourcing from Delphi Automotive Systems

•	fluid systems in Plymouth, England, earned the UK Investors in People (IiP) Standard which seeks to encourage organizations to develop their people as a key step in achieving their goals

•	fluid systems in Torreon, Mexico, received Nissan’s 2000 Quality Master Award, in recognition of achieving an overall level of quality excellence, and the Nissan 2000 Zero Defects Award for supplying defect-free products during the past year

•	NVH controls systems in Auburn, Indiana, received a certificate of recognition from the GM service parts operations for 12 consecutive months of 100 percent on-time shipments of product during 2000

•	NVH control systems in Eldorado, Arkansas, received a Superior 2000 award from Toyota for superior quality performance during 2000

•	fluid systems in Mt. Sterling, Kentucky, earned the 100 Percent On-Time Shipping Award for a 12-month period from General Motors Service Parts Operations

•	the NISCO New Haven, Indiana, plant received the Indiana Governor’s Recycling Award, the New Haven Chamber of Commerce Business of the Year award and the City of Fort Wayne’s Business Expansion Award in 2000. Nisco is a joint venture between Cooper-Standard Automotive and Nishikawa Rubber Company of Japan

Cooper’s Top 10

Many of the vehicles for the 2001 model year are equipped with parts made by Cooper-Standard Automotive. This year’s Top 10 list is:

Caravan/Voyager (DaimlerChrysler)
Crown Victoria/Grand Marquis (Ford)
Durango (DaimlerChrysler)
Explorer/Mountaineer (Ford)
F-Series (Ford)
Neon (DaimlerChrysler)
Ram two-door (DaimlerChrysler)
Silverado/Sierra (General Motors)
Taurus/Sable (Ford)
Windstar (Ford)

AWARENESS

We have heightened our Cooper brand awareness through our relationship with Arnold Palmer. Cooper Tire’s presenting sponsorship of the Bay Hill Invitational 2000 was a successful investment. TV ratings soared as people tuned in to see Tiger Woods win the tournament and we expect similar ratings as he returns in 2001 to defend his title. In 2001, we will also become a collegiate conference sponsor, serving as the official tire for six conferences – SEC, Big Ten, Big East, Big XII, Mountain West, PAC-10 – representing schools in 45 states across America. This program will provide year ‘round awareness of the Cooper brand to a broad and loyal audience.

TECHNOLOGY

Tire products realize their highest margins early in the life cycle, so the faster we can get a tire to market the higher our profitability, and our customers’ profitability, on that product. Through predictive tire modeling, Cooper’s technical team uses custom-designed software to design and simulate tests. During 2000, Cooper Tire introduced three new tires and in early 2001, added two more tires and expanded an all-steel medium truck tire. From concept to production, the time invested was significantly reduced. Advanced technology makes it easier for us to honor our commitment of getting quality tires to the marketplace faster.

QUALITY

Cooper Tire is proud of its heritage as a producer of high-quality, durable tires. Here are just a few facts about our quality:

•	Since 1990, Cooper has manufactured more than 300 million tires at our four U.S. tire plants.

•	In our manufacturing process, we have more than 400 quality control checks to ensure safety and quality.

•	According to NHTSA (National Highway Traffic Safety Administration) records, during the past ten years, among all major brands, Cooper had the lowest number of complaints by consumers compared to the number of tires sold — by a very wide margin.

•	Nine trillion miles were driven on our tires in the 1990s.

•	Cooper is only in the replacement market which means that Cooper tires are selected by consumers as their tire of choice.

COOPER-STANDARD AUTOMOTIVE

Products
an original equipment supplier of sealing, trim, NVH control systems and fluid handling systems for the automotive industry

Markets
North America, Europe, Asia, Australia and South America

Market Position
ranked in the top seven in the global market of similar automotive suppliers

SEALING SYSTEMS

Products
help keep outside elements from getting into a car’s interior and to reduce noise. Products include dynamic seals, glass runs and encapsulated glass

Markets
top vehicle producers throughout North America, Europe, Brazil and Asia through joint ventures in Japan and Korea

Market Position
ranked second in the global market. Leader in design and manufacture of sealing systems

FLUID SYSTEMS

Products
transport fluids and vapors throughout a vehicle including the heating and cooling, brake and fuel lines, emissions and power steering

Markets
vehicle producers in North America, Europe, plus Brazil and Australia

Market Position
positioned as number one or two globally in two of four core segments. Ranked fourth in the total fluid systems global market

NVH CONTROL SYSTEMS

Products
rubber bonded to metal to assist with the minimization of vibration, noise and harshness experienced in the engine compartment, including engine mounts, body mounts and suspension components

Markets
the North American industry

Market Position
supplies parts to 17 of the top 20 vehicles produced in the United States and is ranked sixth in the global NVH market

COOPER TIRE

Products
automotive, motorcycle and light and medium truck tires, inner tubes, tread rubber and equipment

Markets
primarily in the replacement tire market throughout the world

Market Position
ranked seventh globally

COMMERCIAL PRODUCTS

Products
tread rubber and retread equipment, inner tubes, radial medium truck tires

Markets
commercial truck tire dealers and fleets primarily in North America

Market Position
one of the leading suppliers of retread materials and services in North America

NORTH AMERICAN TIRE

Products
passenger and light truck tires

Markets
North American replacement tire market

Market Position
ranked fifth largest tire manufacturer in North America

INTERNATIONAL TIRE

Products
passenger and light truck tires, motorcycle tires, racing tires

Markets
more than 100 countries around the globe

Market Position
race tires used exclusively by the F3000 and F3 circuits in Europe. One of six major motorcycle tire manufacturers in the world