Form 10-K405, Exhibit 13
period 2001-12-31
COOPER TIRE & RUBBER CO
filed 2002-03-18
CIK 24491

Exhibit (13)

The information which follows is included in the Company’s 2001 Annual Report.

Cooper has always been a “stick to the basics” kind of company. We employ simple but effective philosophies and strategies and we stick to them. One of these philosophies is the timeless tradition of:

The Customer is King

Because of our quality relationships and partnerships with our customers, we have had a history in the tire business of consistent growth and industry-leading profit margins. We have developed a strong market position that we feel is sustainable and can be improved in the long term. And, year after year, we have been the industry leader in customer service.

Historically, our focus has been on the largest distribution channel in North America–the independent tire dealer. This channel has been profitable for us because of that customer service along with our dedication and commitment to the dealers’ independence. It is definitely an area of sustainable competitive advantage for us.

However, the tire marketplace is changing. The small independent tire dealer channel is contracting while the regional and local retail chains are growing. Because of these trends, we have recognized the need to improve our penetration of the retail channel in order to achieve our growth goals.

We also continue to grow our business with our existing customers such as Les Schwab–a leading retailer based in the northwest. We have added some key new customers such as Discount Tire, the industry’s largest retailer, and Dobbs Tire & Auto Centers with 37 locations in the St. Louis area.

In December 2001, we enhanced our relationship with two nationally-known marketers – TBC Corporation and Pep Boys. We signed a 10-year supply agreement that extends our current relationship of manufacturing many of TBC’s Multi-Mile, Cordovan and Sigma private label tires. And we earned “sole tire supplier” status from Pep Boys when they agreed to purchase essentially all of their tires from Cooper.

Of course, as we continue to grow our business and shape and refine our marketing strategies, one thing will always remain constant – our intense focus on customer satisfaction. We take great pride in the fact that we continue to have a great relationship with our customers and consumers.

We are delighted when our customers regularly inform us of their satisfaction with our products and service. But it was especially gratifying to receive favorable comments directly from consumers in the J.D. Power and Associates 2001 Replacement Tire and Retail Customer Satisfaction Study which rated us among the top three quality manufacturers in the rapidly-growing light truck replacement tire market.

We have a similar relationship with our customers in our automotive business. Our customers continue to validate our global expansion strategy of the past couple of years by awarding us new business, honoring our quality and customer service with supplier awards and just telling us how much they like to do business with Cooper.

During the past two years, we were awarded nearly $500 million in net new automotive business that will come on line during the next few years. This is one indicator of just how much our customers value our technical capabilities and our customer service.

Both by acquisition and internal research and development, we have expanded and improved our technology and our product offering. Because of this, we have been able to shift away from simple, commodity-type products toward the more complex systems and modules that our customers require. This allows us to grow the top line by helping us to win additional sales.

We also have been successful at increasing the content of Cooper-made products on many automotive models and platforms. Across the four automotive divisions, we have shared expertise and an in-depth knowledge of complex designs. We leverage our design and testing capabilities from all four divisions to promote the benefits of having all of our systems on customers’ platforms. In 2002, nine of our top 10 platforms will have content from all three of our product lines.

Our customer relations and satisfaction drives commensurate demand for our products and services. We have been extremely successful at providing value-added services to our customers by remaining close to them, understanding their needs, and utilizing our engineering expertise to provide solutions to their problems. Once again, the basic principle of customer service becomes a strong competitive advantage and a growth driver. We clearly understand that only satisfied customers will grow our business.

Our business in North America, with the fast-growing Asian transplant manufacturers, is increasing. This will be an important segment of our business in the future as the Japanese companies grow their market share in some of the important product areas for North America such as SUVs, mini-vans and full-size trucks.

Exhibit (13)

Including our strategic relationship with Nishikawa Rubber Company, our sales to the Asian transplant manufacturers are about 10 percent of our total North American sales. While we have very good relationships with companies such as Nissan, Toyota and Honda, our partnership with Nishikawa also enables us to better serve these customers without having to establish a physical presence in Japan.

At the same time we pursue growth opportunities in our respective markets, we do not, and cannot, separate the focus we have on our customers from concentrating on the basics of manufacturing excellence. These are all critical elements in our plan for success.

We realize the production processes, methodologies and technologies that are leading edge today will become ordinary or obsolete tomorrow without continuous refining and adaptation based on competitive influences, market preferences and customer demands. Without this continuous improvement, a company’s competitive advantage today can quickly become the Achilles’ heel of tomorrow.

Continuous improvement is a complex issue and requires more than just the best efforts of the people on the plant floor. It must be part of the company philosophy and be second nature to every employee. We have this philosophy at Cooper. In every one of our plants, our people are focused to find more ways to improve processes, procedures and efficiency. Usually the all-important element of customer involvement and satisfaction is incorporated into the improvement process. This enables us to continue our relentless pursuit of lean manufacturing and operating efficiencies without compromising quality or customer satisfaction.

During 2001, we had many hundreds of continuous improvement programs in place across the organization. We employed such lean tools as Six Sigma, Kaizen, 5S and Value Stream Mapping and realized more than $80 million in savings. The best part about these types of programs is they breed more opportunities for improved operating efficiencies. By using a structured team approach, our initiatives improve the way we do things from beginning to end–and then we start the process all over again. With all of the effort that we are putting into process improvements, production efficiency and manufacturing excellence, there is an effective measure of our efforts– the organic growth and new business contracts that we are winning every day. To continue to have new opportunities to serve our customers is to continue to have opportunities to provide value to our shareholders.

Top 10 platforms – 2002
    GM Silverado/Sierra
    Ford Taurus/Sable
    Jeep Liberty
    Ford Explorer/Mountaineer
    DaimlerChrysler PT Cruiser
    DaimlerChrysler Town & Country/Caravan
    Ford Crown Victoria/Grand Marquis
    DaimlerChrysler Dodge Pickup
    Ford Windstar
    Dodge Neon

2001 Accolades

Cooper-Standard Automotive Europe received Supplier of the Year honors for fluid systems by General Motors. Selection criteria included best quality; just-in-time deliveries; excellent product and production technology and best prices.

General Motors named the Georgetown, Ontario, sealing systems facility as a 2000 Supplier of the Year. The award was given in recognition for its superior performance in quality, service, technology and price.

Cooper Tire & Rubber Company was named to CMP Media’s InformationWeek 500, a prestigious listing of the largest and most innovative users of information technology. Companies who are named to this list demonstrate a pattern of technological, procedural and organization innovation.

Exhibit (13)

Cooper Tire & Rubber Company’s fleet operations was awarded the Gold & Silver Seal award by the National Private Truck Council (NPTC) for their recognition of the importance of safety performance.

Cooper Tire & Rubber Company’s 2000 annual report to shareholders received the Best in Industry Award for the tire and rubber category from the NAIC Nicholson Awards Competition.

Thirteen Cooper plants received 2001 Safety & Health Improvement Awards from the Rubber Manufacturers Association. The Nishakawa Standard Company (NISCO) plants in Bremen and New Haven, Ind., received the “Excellence” and “Improvement” awards. Receiving “Improvement” awards were: tire group facilities in Albany, Ga., Findlay, Ohio, and Tupelo, Miss.; commercial products division facilities in Asheboro, N.C., Athens, Ga., and Clarksdale, Miss.; Cooper-Standard facilities in Auburn, Ind., Gaylord, Mich., Goldsboro, N.C., Griffin, Ga., and the NISCO facility in Topeka, Ind. NISCO is a 50/50 joint venture between Cooper-Standard Automotive and Nishikawa Rubber Company, Japan.

The Governor’s Excellence in Exporting Award was presented to Cooper Tire’s International Division in July. The award is presented to Ohio companies and organizations whose export efforts have increased sales, created jobs or heightened awareness of exporting as a vital component of the state’s economy.

Nissan North America presented the fluid systems facilities in Torreon, Mexico, with two awards: Nissan’s 2000 Quality Master Award for achieving a high level of quality excellence and the Zero Defects Award for being among suppliers that ship fewer than five defective parts per million in a year’s time.

The sealing systems facility in Goldsboro, N.C. was presented with the Toyota Quality Award.

The fluid system facility in Surgoinsville, Tenn., earned the Quality Master Award from Nissan for 2001.

The fluid systems facility in Mt. Sterling, Ky., received a certificate of recognition from the GM Service Parts Operations for 100 percent on-time shipping from January to December 2001. The fluid systems facility in Fairview, Mich., received the same recognition for 2000 and the NVH control systems facility in Auburn, Ind., received the award for 2000 and 2001.

The fluid systems facility in Adelaide, South Australia, was awarded Silver level preferred supplier status by Toyota Motor Corporation Australia. The plant also received Toyota’s VE/VA award for Supplier of the Year. VE/VA stands for Value Engineering – making design improvements/cost reductions before manufacturing begins; Value Analysis – improvements/cost reductions made after a part is in production.

For the fourth consecutive year, the NVH control systems facility in Mitchell received the Gold Award from DaimlerChrysler. This prestigious award is presented to suppliers who performed at the Excellent Level on DaimlerChrysler’s Plant supplier evaluation scorecard.

Nishikawa Standard Company (NISCO) received the Toyota NAPO Certificate of Compliance Award from Toyota Motor Sales for consistently supplying a quality product that meets Toyota’s expectations.

The sealing systems facility in Maesteg, UK, received a Quality Performance Award from Toyota for the year 2000.

The Cooper-Standard Automotive facilities in northern Michigan earned a certificate of recognition from DaimlerChrysler’s Indiana transmission plant for their achievement of Certified Supplier Status.

The fluid systems facility in Adelaide, South Australia, received a 2000 President’s Supplier Award from Toyota. The division achieved Toyota’s Silver Status for being “instrumental in achieving the highest cost reductions ratio based on their value of buy.”

The NVH control systems facility in El Dorado, Ark., received three certificates of achievement from New United Motor Manufacturing, Inc. (NUMMI). The awards recognized target achievement in the areas of quality, delivery, and quality and delivery combined. The plant also received a Superior 2000 Award from Toyota for superior quality performance during 2000.

The fluid systems facility in Adelaide, South Australia, received the Miscellaneous Division Award (Division l) Auto Lathe and the Miscellaneous Award for the evening at the Business and Manufacturing 2001 Machine Changeover Competition.

The Oliver Rubber facility in Asheboro, N.C., was named Industry of the Year for 2001 by the Asheboro/Randolph County Chamber of Commerce.

A Cooper Tire television commercial received the Citation of Excellence Award from the Columbus, Ohio, Addy Awards for 2001.

Nishikawa Standard Company (NISCO) facilities received the 2001 Governor’s Award for Excellence in Recycling from the Indiana Department of Environmental Management.

Exhibit (13)

The sealing systems facilities in Stratford, Ontario, Canada, received the Federation of Ontario Naturalists (FON) Corporate Award 2001 for Ontario. The award was presented to the Stratford facilities for showing outstanding leadership or sound action in the environmental field.

Corporate Profile

Cooper Tire & Rubber Company (NYSE: CTB) is a leading manufacturer of replacement tires and original equipment automotive components. Based in Findlay, Ohio, Cooper currently operates 52 manufacturing facilities in 13 countries. Cooper Tire is the fourth largest tire manufacturer in North America and one of only two remaining U.S. owned tire companies. Cooper-Standard Automotive is the world leader in design and manufacture of automotive sealing products and ranks among the top producers of noise, vibration and harshness (NVH) control products and fluid handling systems for the automotive industry.

Cooper’s replacement tire sales in North America have increased nearly 70 percent (4.8 percent CAGR) since 1990 while the industry has grown just 24 percent. Including proprietary and private brands, the company has an estimated North America replacement tire market share of 15 to 20 percent.

Through recent acquisitions and expanded global presence, Cooper is positioned for further growth and additional opportunities in the automotive components business. Our strategy for globalization has been rewarded during 2000 and 2001 with nearly $500 million in net annual new business awards to phase in through 2006.

In October 2000, the company announced a comprehensive restructuring program to rationalize recently acquired global production facilities, shift production to more cost efficient locations and significantly increase production efficiency. In 2001 that restructuring plan was implemented and largely completed. Resulting cost savings totaled over $9 million in 2001 and should approximate $25 to $30 million on an annualized basis by late 2002.

Cooper’s strategy for increasing shareholder value consists of focusing on core businesses in which we have significant expertise and sustainable competitive advantage. These businesses are: North American replacement tires; global automotive sealing and fluid handling systems; and North American NVH products. Our sustainable competitive advantages include industry leading customer service, technology and manufacturing efficiency.

Management focus is on maximizing return on invested capital (ROIC) and growth of EPS. Management’s variable compensation plan is based on ROIC achievement for corporate executives and return on assets managed (ROAM) achievement for operations executives.

Year in Review

Restructuring

As our on-going restructuring efforts near completion, we have closed or downsized 19 facilities and have eliminated almost 1,000 positions. In 2001, the restructuring efforts have resulted in more than $9 million in savings and we believe our original target of annualized cost savings of $25 to $30 million is still realistic by the second half of 2002. As new business kicks in during 2002 and 2003, we will be driving higher volume through fewer plants achieving a higher return on assets.

Public Visibility

During 2001, we significantly increased the visibility of Cooper Tire & Rubber Company among investors and money managers. More than 100 visits and presentations were conducted across the country in both one-on-one conversations as well as large group meetings. The investment message: our tire group will continue to deliver solid performance and returns and our automotive group has tremendous upside potential.

Commercial Products

The acquisition of the tread rubber assets from Hercules was finalized in July. This purchase provides us several benefits including additional annual revenue of between $15 and $17 million from the new Mega Mile precure tread rubber line and improved operating margins through increased product volumes. These added sales and production volumes will make a direct contribution to the bottom line.

Exhibit (13)

New Tire Leadership

The top leadership of the tire group changed during the course of 2001. D. Richard Stephens was named Cooper Tire president, succeeding 45-year Cooper veteran John Fahl who retired in April. With a background primarily in the technical area, Stephens has held several leadership positions since joining the company in 1978. He served six years as the vice president of technical and most recently served as the president of the International Tire Division.

Athletic Conference Sponsorship

Through several sponsorship agreements, Cooper Tire became the Official Tire of the Southeastern (SEC), Big East, Big Ten, Big 12, Mountain West and Pacific-10 (Pac-10) athletic conferences during 2001. The multi-year sponsorships include advertising, merchandising, promotional and media rights to each of the sponsored conferences resulting in an estimated 108 million impressions to the American public. Collegiate fans are exceptionally loyal and provide a great audience for the Cooper message.

ISO 14001

Cooper-Standard Automotive has been aggressive in improving the environmental management systems at company manufacturing facilities to comply with ISO 14001–the international environmental management system standard. ISO 14001 provides a recognized framework for managing the impact of Cooper’s activities, products and services on the environment. This effort is expected to result in the continual improvement of our operations, which will reduce operating costs. By the end of 2001, 18 plants had achieved registration. An additional eight plants are scheduled to be registered in 2002.

Bay Hill & Arnold Palmer

For the third consecutive year, Cooper Tire was the presenting sponsor for the 2001 Bay Hill Invitational. We are honored to join the legendary Arnold Palmer in sponsoring this prestigious event, which is not only important in the golfing community but the community as a whole. For six years Cooper has been the beneficiary of Arnold Palmer’s gracious endorsement of our tires. The partnership between Cooper, Arnold and Bay Hill has proved invaluable for the company.

Cooper Supports Kids

Once again, the Bay Hill Invitational will benefit the Arnold Palmer Hospital for Children & Women in Orlando, Fla. Cooper is also directly supporting the Arnold Palmer Hospital, as well as 170 children’s hospitals across the United States and Canada, as a corporate sponsor for the Children’s Miracle Network. With a corporate goal of $500,000, we are anxious to help the 14 million children who, every year, benefit from the services provided through participating hospitals.