Form 10-K, Exhibit 13
period 2002-12-31
COOPER TIRE & RUBBER CO
filed 2003-03-14
CIK 24491

                                                                    Exhibit (13)

A LETTER TO OUR SHAREHOLDERS

DELIVERING ON OUR PROMISES

During the past year, we continued our pattern of growth and progress despite some serious economic and market challenges. An added obstacle during the past year was the declining confidence in corporate America. Unfortunately, the actions of a few have cascaded into an overall concern with business ethics. At Cooper, however, we have maintained an unwavering focus on our plans and strategies so that we can continue to deliver on our promises to our shareholders, our customers and our people.

We selected the theme DELIVERING ON OUR PROMISES for the 2002 annual report because we believe it accurately portrays what we have accomplished during the past few years. It also accurately describes the type of company that we have always been - straightforward and focused on generating shareholder value.


In 1999, we initiated a strategic transformation of our company. As we announced and implemented those plans, we made several related commitments and promises to our people, our customers and our shareholders. 2002 was a year in which we delivered on many of those promises and made solid progress on the rest.


At the time of our acquisitions of Standard Products and Siebe Automotive, we stated publicly that it would take three years to fully integrate the businesses and achieve normalized operating levels. As I said, we have made a lot of promises to our shareholders, to our employees and to the public since then. We have developed and implemented some very aggressive but achievable plans to drive shareholder value.

Promises:
                  - Expand Automotive Group Globally
                  - Grow Market Share
                  - Outperform our Industries
                  - Restructuring Savings of $30 million
                  - Pay down 2002 debt with cash
                  - Automotive Operating Margins of 10%
                    Pre-Tax Return on Invested Capital (ROIC) of 20%

The acquisitions in late 1999 and early 2000, primarily in our automotive group, enabled us to deliver on the promise we would expand the automotive group globally.

In North America, our automotive component sales were up about 7.2 percent while light vehicle production was up about 5.3 percent. Sales in our international operations were up 20 percent. The tire group unit sales in North America were up more than 4 percent even though market shipments were down 2.6 percent.

We exceeded our goal of $30 million in annual savings from our restructuring efforts.

We paid off the $225 million portion of acquisition-related debt with cash when it came due in December.

We said that our goal was to return our automotive operating margins to near their historical levels but on four times greater sales volume. We achieved that target during the second quarter, and averaged within two percentage points of that goal for the year 2002.

And finally, we have a goal of 20 percent pre-tax ROIC. We are not there yet, but we are confident that we will get that checked off in the not-too-distant future. In short, we have told you what we were going to do, and we have done it.

We are staying focused on our plans and continue to drive for leaner operations, taking costs out wherever possible and being as efficient as we can be. The results of our lean efforts were key this year. We generated nearly $100 million in lean savings through the implementation of literally thousands of lean initiatives throughout our operations.

The tire group continues to manage its assets and provide the same great service and products to our customers. Even though we reduced inventory by more than 1.2 million units last year, our order fill rates were at or near our 95 percent goal.

While we continue to receive top industry honors in customer service from our dealer network, we also received national recognition from consumers this year. The J.D. Power and Associates 2002 Replacement Tire Customer Satisfaction Study(C) ranked Cooper the highest light truck replacement tire in a tie. This type of well-earned recognition will be a part of our success in the future and indicates some of the sustainable strengths that we have been developing in tire technology.

Providing top-notch launches for our automotive customers had an escalated importance this year as we had 59 new launches. The Cooper integrated launch team approach that we have implemented in all our facilities has quickly improved the success rate of our new product launches and that shows up in our operating margins. This approach also will benefit us going into 2003 as we have approximately 30 launches in the coming year.

One of the most significant highlights of the year occurred in the second quarter when we announced earnings of 52 cents per share, which was an all-time company record. And, for the second consecutive year, the average closing price of our stock increased.


                          2002   $18.55
                          2001    13.83
                          2000    11.65

Additionally, with our plans and execution, we have been able to beat our peers and the S&P 500 during the past three years. We are very happy about that.

So this is what Cooper looked like at the end of 2002 - a Fortune 500 company with global presence, great accomplishments and great opportunity.

Even though things are improving significantly for us, I certainly think that we will continue to see challenging conditions in both our businesses at some point in the remainder of 2003. There is still a lot of uncertainty out there and we are in tough industries. We recognize that. Still, we have solid plans in place to continue to make our company successful and to perform better than our industries overall.

On the tire side, we will again see our sales growing faster than the industry. There are signs that the industry overall will pick up as the year goes on and we think we will be even stronger than the industry. On the automotive side of our business, production schedules may be slightly lighter in 2003 but our new business will allow our sales to out-pace the industry yet again.

These continue to be exciting times at Cooper Tire & Rubber Company. We are primed to be among the winners in an increasingly competitive environment. On behalf of the 23,000 Cooper people, thank you for your continued support.

                               Thomas A. Dattilo,
                               Chairman, President and CEO

The information which follows is included in the Company's 2002 Annual Report.

COOPER PEOPLE ARE DEDICATED TO TOTAL CUSTOMER SATISFACTION, UNDERSTANDING CUSTOMERS' NEEDS AND EXCEEDING THEIR EXPECTATIONS

PROMISE: PROVIDE REPLACEMENT TIRE CUSTOMERS WITH 95 PERCENT FILL RATES.

While the tire group continued its focus on managing assets and reduced the number of tires in inventory by 1.2 million units in 2002, the promise was met to provide a 95 percent order fill rate to customers.

PROMISE: EARN CUSTOMERS' BUSINESS EVERY DAY THROUGH NEW PRODUCTS.

In 2002 we made good progress on our Ultra High Performance (UHP) tire initiative. We are on target to launch a new line of UHP tires during the spring of 2003. This strategic and important introduction will associate Cooper's name with performance tires - a growing and profitable market and one in which we should be able to compete very well. UHP is the fastest growing segment of the tire industry. Our strategy will offer H, V and Z speed rated tires in sizes with larger rim diameters that are in growing demand. Each UHP tire sale will bring us higher margins and a stronger market penetration.

PROMISE: STRIVE FOR FLAWLESS LAUNCHES.

We have implemented the integrated launch team approach which has been a key to Cooper's success in our automotive business for years. The launch process is always the most costly period in the production process and if it is handled effectively, as Cooper has done in the past, it can greatly improve the profit margins on any given product or platform.

COOPER WILL INCREASE THE VALUE OF SHAREHOLDERS' INVESTMENTS BY GROWING THE COMPANY, CONTROLLING ASSETS, INCREASING CASH FLOW AND ROIC.

PROMISE:  BE A TRANSPARENT COMPANY.

We have always been a straightforward company doing business and earning money the old fashioned way. We make high quality products that satisfy our customers. We sell these products and deliver top-quality service. And, we book the resulting revenue when the goods are shipped and recognize expenses when they are incurred.

PROMISE:  REDUCE DEBT.

The first portion of acquisition-related debt was $225 million and was due in December. Our strong cash generation during the year allowed us to pay off that portion without refinancing, as promised. Our remaining long-term debt is spread relatively evenly over the next 24 years, with a small portion due in 2006 and larger portions due in 2009, 2019 and 2027. The debt is structured with a good mix of fixed versus floating rates and current weighted interest rates of about 7 percent. Interest rate swaps and the lower debt balances have enabled us to reduce interest costs by $15 million. Debt to total capital at year end was 49.2 percent.

PROMISE: ACHIEVE ANNUAL RESTRUCTURING SAVINGS OF $30 MILLION.

When we announced our restructuring plan in the third quarter of 2000 we promised annual savings of $25 to 30 million. Not only did we deliver on that promise, but we exceeded it. Total restructuring savings in 2002 were $38 million.

PROMISE: ACHIEVE FOUR TIMES AUTOMOTIVE SALES WITH 10 PERCENT MARGINS.

Our automotive operating margins have steadily increased from one percent in 2000 to three percent in 2001 to eight percent this year. Our goal is to achieve a 10 percent operating margin in our automotive group on four times the sales we had before the acquisitions. During the second quarter we achieved that goal, for the quarter.

PROMISE: GROW MARKET SHARE AND OUTPACE THE INDUSTRY.

We continued to outpace both industries in which we compete during the entire year. Light vehicle tire shipments for the industry declined 2.6 percent among RMA member companies, while at the same time our shipments increased by more than 4 percent. We also increased our market share from 16 percent to 17 percent. Our automotive sales growth of 7.2 percent outpaced the industry's light vehicle production growth of 5.3 percent. As new automotive business continues to come on line, we are seeing our revenue grow faster than the vehicle build rates.

EMPOWERING PEOPLE IS KEY TO MANY OF COOPER'S INITIATIVES. COOPER IS COMMITTED TO ENLIST PARTICIPATION, PROVIDE DEVELOPMENT OPPORTUNITIES AND REGULARLY EVALUATE PERFORMANCE.

PROMISE: DEVELOP A LEAN CULTURE THROUGHOUT THE ORGANIZATION.

A Lean focus has to be part of our business every day in order to remain competitive. Through the years, we have made low-cost operations a priority and it has become a true advantage for us.

Currently we have hundreds of Lean teams working together to take the "waste" out of our operations both in the plants and the offices. Our people know that it takes the efforts of everyone to truly be a Lean organization and that we all must concentrate on Lean every day.

To assist our people to be their best every day, we have a Lean champion in every plant. And both operating groups work together to learn best Lean practices from each other.

Through the efforts of the Cooper team, we saved $100 million through Lean initiatives across the organization in 2002.

PROMISE: PROVIDE A STRATEGIC FOCUS FOR BOTH COOPER PEOPLE AND THE COMPANY IN THE DEVELOPMENT OF CAREERS AND THE EVALUATION OF PERFORMANCE.

Promoting from within is a key element of our Philosophy & Beliefs. To do so, we must hire the right people at the baseline of the company and develop them into experienced, globally thinking managers. To help accomplish this we have developed a performance management and career development system which was implemented during the first quarter of 2003.

Performance Management at Cooper is a system that will help all Cooper people who want to improve their performance to their highest level. Cooper people will be able to identify their long-term career objectives, conduct a gap analysis to determine areas for improvement and assist them in putting together individual development plans to address areas on which they choose to focus.

Additionally, the system will assist senior leaders in improving the succession planning process. This process then cascades to all levels of the organization, ensuring the right person is in place for the right position at the right time.