Form 10-K, Exhibit 13
period 2003-12-31
COOPER TIRE & RUBBER CO
filed 2004-03-08
CIK 24491

Exhibit (13)

To the Stockholders:

An exciting transformation is taking hold at Cooper Tire & Rubber Company as we grow our business and seize opportunities around the globe. We are accelerating the implementation of our strategies so that we can continue to outpace our competition and our industries.

The dynamics of today’s global economy require companies to be more nimble, flexible, efficient and Lean than ever before. Cooper people are making our company just that. While this is not new, it has accelerated. We are more innovative in satisfying the needs of our customers. We are utilizing more advanced technology. We better share best practices throughout our organization, and we move more managers across functional, divisional and geographical lines than ever before.

As a result, we are constantly announcing new products, new relationships and new markets into which we can sell our products.

In 2003, we greatly expanded our product line in high performance tires and for the first time introduced ultra-high performance products, to critical acclaim. Utilizing the Cooper Zeon name as our flagship, by the end of the year we had already captured about five percent of the high performance replacement tire market in North America. Our goal is to get 15 percent of that market within four years.

Also in 2003, we acquired Mickey Thompson. This acquisition builds on the strength of our light truck tire products and helps us penetrate additional high performance markets and rapidly growing specialty markets, building brand recognition and emphasizing our commitment to the performance arena.

To even further associate the Cooper brand with high performance, in 2003 we entered into an agreement to sponsor and supply racing tires on three North American open wheel racing series beginning in 2004. The Cooper Tire Championship Series in the United States builds upon our already successful racing programs and sponsorships of F-3000 racing in Europe.

On the automotive side of our business, we launched the largest platform in the history of our company – the new Ford F150 – during 2003. We have 61 separate parts on this platform including products from each Cooper-Standard division. This is a major project in 11 of our North American plants. As Ford Motor Company continues to ramp up production in 2004, our sales on this platform will increase significantly and it will become our #1 vehicle in terms of sales.

This wasn’t the only launch in the automotive group in 2003. In fact, we introduced 150 new programs. Our customers demand that our product launches are seamless. And, they were. We won great acclaim from our customers for the quality of our launch process.

In our tire group we continue to strengthen and grow our business with customers that are growing their businesses, including customers such as TBC, Treadways, Les Schwab and Discount Tire. Combining this growth with our market share gains in the Cooper brand encourages us to expect a robust year in 2004. To keep pace with this strong demand, we announced that we will be increasing production capacity in all of our U.S. tire facilities in 2004.

In 2003 we significantly advanced our tire strategy in Asia. We announced that we had entered into a relationship with Hangzhou Zhongce Rubber Company in China to supply Cooper with radial medium truck tires. We reached an agreement with Kenda Rubber Industrial Co., Ltd. to establish a Chinese joint venture operation which will include the construction of a plant – starting in mid-2004 - to produce radial passenger and light truck tires in China. And, we continue to announce tire outsourcing agreements in Asia.

We also moved forward in our Asian strategy for the automotive group in 2003 when we increased our ownership position to 90 percent in Cooper-Standard Automotive Korea. This will help us source more business with Korean automotive manufacturers around the world and also serve as a base of operations for future expansion into the region for all Cooper-Standard Automotive products. We expect to continue to implement this strategy in 2004. In fact, we will be supplying product in China to global and local automotive manufacturers in 2004. Our growth in Asia for both tire and automotive operations is a very important part of our strategy that you will see more of in 2004.

During 2003 we continued to combine operations with an emphasis on moving production to lower cost facilities and lower cost countries. Additionally, we continued to use Lean concepts to eliminate waste and sell our products with fewer people. This will continue in 2004. Our Lean initiatives in 2003 saved the company $115 million.

At the same time we were positioning the company for future performance, we achieved an all-time sales record for our company, surpassing the previous record established in 2000. While the first half of the year was difficult, the second half rebounded. In the third and fourth quarters, we reached all-time sales records in both our tire and automotive groups.

We made further progress toward many of our financial goals. At the end of the year, our debt-to-capitalization ratio was 46 percent compared to 48 percent a year ago. We reduced our finished goods inventory by $23 million, increased payables by $43 million and generated cash of $235 million.

We are positioned to take advantage of many opportunities in the years ahead. We are optimistic that the economy and our industries will experience growth. And we plan to outpace our industries again.

In our automotive systems and components business, we are seeing the benefit of all the new business we have launched. Plus, we believe light vehicle builds will increase slightly this year as the economy continues its comeback. In the longer term, we believe there is a lot of upside to build rates as the population continues to grow.

On the tire side, the market in the second half of 2003 was very strong and our industry trade group, the Rubber Manufacturers Association (RMA), expects 2004 to get back into the normal historical pattern of about three percent annual growth. During the second half of 2003 our shipments of light vehicle tires outpaced shipments by RMA members by 65 percent and we expect to continue that pace and gain market share throughout 2004 and beyond.

While an improving economy and solid build rates benefit us greatly, we do have challenges in the form of pricing pressures from our automotive customers and raw material costs that continue to be high. As a result, we do expect a good environment for tire prices to increase in 2004.

At Cooper we know that people and companies can never remain the same. We are a living, breathing, changing organization that is moving faster than ever before. We are excited about our Company’s future and hope that you share our enthusiasm. On behalf of the entire organization, thank you for your continued support and your investment in Cooper Tire & Rubber Company.

Thomas A. Dattilo
Chairman, President and CEO

The information which follows is included in the Company’s 2003 Annual Report.

ACCELERATING NEW PRODUCTS

AUTOMOTIVE

In the automotive business launching a new platform can be a challenging event at a manufacturing facility. During 2003, our facilities aggressively – and successfully - launched more than 150 programs.

The new business we started during the last year added more than $140 million in sales for the year, greatly strengthening our performance. Additional sales from new business in the coming quarters will be significant as these new models ramp up to full production.

Eleven of our North American facilities were involved in launching 61 separate parts for Ford’s new F-150. The new 2004 model, named truck of the year by Motor Trend magazine, contains all three of our automotive components. It is the largest platform in the history of our company.

One of the most prestigious vehicles in the world, the Porsche Carrera GT, is equipped with a full-range of our fluid systems. Known as one of the fastest cars in Europe, the Carrera can easily reach a speed above 300 km/h. To help the vehicle reach these speeds and deliver maximum performance, Cooper developed 32 components for brake, fuel, clutch, power-steering and transmission oil cooler systems for the 2004 model.

Other significant launches included the Ford GT performance car as well as products for General Motors, Peugeot, Audi, Mercedes and Nissan/Renault models.

Looking ahead, we are experiencing major growth with our brake and fuel product lines in North America and plan to introduce our global roofline manufacturing capabilities – the hydraulic systems that maneuver hard-top convertibles – this year.

In addition to traditional elastomers, we offer products that use thermoplastic elastomers in our sealing division. This technology provides a light weight, cost effective alternative to rubber in some applications. Our plastic-supported glass run capabilities, which we will soon introduce in the North American market, will be used on the Peugeot 107 which is scheduled to launch in May 2004 in Europe. This product offers our customer enhanced styling options to provide different color packages. We promote this product to our customers as a method for them to differentiate their products and add value to their customers at a competitive price.

TIRE

In the spring of 2003 Cooper boldly entered into the ultra-high performance arena – with an exciting family of products under the Zeon name. As the market for H-, V- and Z-rated tires intensifies, Cooper is moving full speed ahead launching new lines and sizes at a rapid-fire pace.

While Cooper is continuing in our traditional markets, we are re-tooling our tire plants so that we can increase our share in the performance and specialty tire markets, as they hold great potential for growth and profitability. We know that a successful expansion in these areas is important to our future and our teams are working hard to do just that.

Our launch of the Cooper Zeon ultra-high performance passenger and light truck tires during 2003 generated a lot of interest and excitement among our customers. By the end of the year we had captured almost five percent of the market in North America. Our goal is to achieve up to 15 percent of that market within four years and we are well on track to achieve, and possibly exceed, that goal. This will improve our product mix overall and create new business opportunities for us with both new and existing customers.

With the new Zeon tire products and an expanded Discoverer line, we entered the sport truck market last year as well. This increasingly popular segment requires large diameter tires, in excess of 20-inches, for modern SUVs, crossover models and as plus size fitments for some luxury passenger vehicles.

Our acquisition of Max Trac Tire Company, Inc., better known as Mickey Thompson Performance Tire & Wheels, last year propelled Cooper into the performance, racing and off-road markets. Mickey ThompsonTM and Dick CepekTM are two well-known brand names among U.S. motorsport enthusiasts who own and race street rods, drag racers, modified pickup trucks and off-road race vehicles. Cooper has been a supplier to Mickey Thompson for a number of years, providing specialty and off-road tires under the two brand names. Combining our resources affords us even more opportunities around the world.

ELEVATING OUR COOPER BRAND

The steady growth in Cooper’s share of the passenger, light truck and high performance markets is the result of a carefully executed plan. We have a history of outpacing the industry, but more recently we have taken our tire business to a new level by accelerating our strategy to elevate the Cooper brand.

The strategy incorporates our new products and a comprehensive program for advertising and promotion that targets a broad range of consumers. Our national consumer campaign highlights the slogan Confidence. Performance. Mileage. Don’t give up a thing, evoking images of quality and performance while still promoting the importance of value. Our promotional programs in collegiate athletics, racing and specialty and niche markets places the Cooper brand name in premium venues to further complement our strengths in broadline, SUV and light truck markets. Our new campaign targets a broad demographic with the intent of gaining loyal customers much earlier and keeping them much longer. Through this comprehensive marketing approach, we intend to be considered one of the top replacement tires in North America.

Johnny Unser, a third generation member of one of America’s most famous racing families, is a valuable asset as we continue to raise awareness of the high technology incorporated into the Cooper brand. As our performance advisor for ultra-high performance and racing product lines, Unser provides valuable insight into the design and manufacture of tires purchased by consumers who value both performance and appearance. Today’s drivers expect control, handling, performance as well as style, speed and energy in their tires. Johnny’s expertise will help us meet those expectations.

Beginning in 2004 Cooper will sponsor and supply racing tires on three U.S. open wheel racing series - the Formula Ford ZETEC series, the Formula SCCA and the SCCA Sports Racer series. Together we call them the Cooper Tire Championship Series which serves as yet another way of associating the Cooper name with high performance. Our entry into American racing builds upon our already successful Avon Tyre racing programs and sponsorships of Formula 3 and Formula 3000 in the UK and throughout Europe.

This sounds like a lot, and it is! We will be investing more than we have in the past, but we are still doing this the Cooper way, Lean and frugal, and getting the maximum punch and value for each advertising impression. We will continue to spend far less than our competitors but, as usual, we believe we will get much more.

ESCALATING OUR ASIAN STRATEGY

China and other Asian countries are currently the most rapidly emerging markets in the world. As the economies in these countries strengthen during the next 10 years we need to be there to produce tires for their cars and automotive products for the cars being built there.

During 2003, we announced new ventures with Asian strategic partners in both the automotive and tire groups.

We advanced our sealing systems position in Asia when we increased our ownership to 90 percent of Cooper-Standard Automotive Korea. This elevation gives Cooper a significant presence in Korea through a well-established company, and will assist the expansion of sealing systems operations in the growing Asian automotive market.

In addition, our NVH systems division will provide expertise in design and development of hydromount programs for Hyundai and Kia through a recently signed joint technical assistance agreement with DaeKyung. The NVH and fluid systems divisions continue to develop opportunities and ventures in Asia and will soon have production capabilities in the region.

We enhanced our already successful relationship with Kenda Rubber Industrial Co., with a joint venture agreement that includes the construction of a plant to produce radial passenger and light truck tires in China. We expect construction to begin toward the middle of 2004 and actual production to begin in late 2005. Also, we entered into a relationship with Hangzhou Zhongce Rubber Company in China to supply Cooper with radial medium truck tires. And we continue to announce tire outsourcing agreements in Asia.

INNOVATING SOLUTIONS

A strong focus for Cooper people during 2003 was to exceedingly challenge the status quo. This route includes both developing new technology as well as utilizing existing technology differently.

Our automotive group has earned respect for innovation and problem solving. This competitive advantage diffuses the concept of applying the “commodity” label to our products.

The NVH systems team currently is expanding the use of two Cooper-unique technologies. Using a test vehicle supplied by a customer, engineers are developing solutions using hydromount and active technology to counteract the noisy and rough ride that results from displacement on demand technology, which is intended to improve gas mileage. In addition, our active noise control technology - which has been used in the aircraft, heavy truck and automobile industries for more than a decade - may now provide the locomotive industry with noise control in the cab environment to help reduce the potential for hearing loss often experienced by conductors.

Designed specifically to achieve the Euro4 and Euro5 emissions targets, Cooper’s exhaust gas recirculation bypass cooler is now being used in various diesel engines within the largest Volkswagen platforms in Europe. The bypass cooler provides improved efficiency and enhances the emissions systems to meet environmental requirements.

Traditionally the tire group has been fairly quiet about our technology, but we’ve begun to tell the world about our expertise in the performance area. From concept through production, the latest technology is being applied to maximize product quality and enhance operating efficiencies.

Our virtual tire technology helps us to stay on the cutting edge of market demands. Customized to Cooper specifications, this computer-aided design program is tightly integrated with our product development process and was highly instrumental in the launch of the new ultra-high performance and specialty light truck lines last year. Using proprietary Cooper technology, our engineers are able to more efficiently develop a completely new product design resulting in a manufactured tire meeting, and even exceeding, our customers’ expectations.

Within the manufacturing environment, our new specialty light truck tires were cured utilizing high pressure nitrogen cure technology, enhancing both the tire’s performance and the efficiency of the process.

Our manufacturing facilities continue to invest in the latest technology in tire building machines coupled with Lean cellular manufacturing concepts. This combination provides us with an operation that has a smaller footprint, results in less work in process and requires fewer people than traditional tire manufacturing processes.

We are committed to meeting market demands and being Lean with the highest technology available that works for the customer.

EXCEEDING CUSTOMER’S EXPECTATIONS

The customer is king is more than just a slogan at Cooper. As a global company, we are focused on customers and markets and are dedicated to total customer satisfaction, understanding of customer needs and exceeding their expectations. Cooper people are expected to know and understand their customers and earn their business every day.

In the tire group we continue to strengthen and grow our business with independent dealers that are growing their businesses and also with customers such as TBC, Treadways, Les Schwab and Discount Tire. At the same time we are cultivating a new generation of Cooper tire buyers in the emerging tuner market, which consists of younger drivers who spend their time, and money, on customizing their vehicles.

Our customer strategy is already proving successful. As light vehicle replacement tire shipments picked up during the second half of 2003, Cooper shipments outpaced RMA member shipments by 65 percent when compared to the prior year.

In the automotive group, we work to provide systems and components to our customers that differentiate their products in the market and add value to their consumers at a competitive price.

Last year we teamed up with the Lord Corporation to develop a more economical and improved function engine mount system using Cooper-designed hydromounts and a patented Lord dampening device designed to improve driver comfort for various models of General Motors’ new mid-size cars. Vehicle launches begin with 2004 models and ramp up through 2006 models.

Our development efforts are only matched by our manufacturing excellence. At the Mt. Sterling, Kentucky, fluid systems facility, for example, during the past 18 months we have produced 1.6 million parts containing more than 20 million components with no rejections by the customer! Now that’s customer service!

ENGAGING COOPER PEOPLE

Cooper’s Philosophy & Beliefs provides a “Constitution” that defines how we run our business. This document outlines the characteristics of a company that will change on its own – naturally, through its own processes. The most important part of the document focuses on trusting and empowering Cooper people to use their creativity, innovation and free thought. Inherently then we will reject mediocrity while accepting only the best. These concepts keep us fresh – keep us new – keep us changing. Our people understand these ideas more and more as we prepare, train, educate and then promote them across functional, divisional and group lines.

We have pockets of brilliance in every plant, in every administrative office, and these operations drive Lean across the company. Lean has created a common purpose for our workforce and provided our people with tools to meet the challenges of today’s marketplace head-on. During 2003, Cooper people generated $115 million in Lean savings.

We recognize the importance of a broad base of experience for our people. We believe for managers to be promoted they should move across product, discipline, organizational and regional lines. In addition to providing the company with leaders who have extensive knowledge and experience, this approach also facilitates the sharing of best practices across the organization. We move managers across functional, divisional and geographical lines more than ever before.

We also encourage our people to be active within their communities – which includes being informed voters. At Cooper we remind our people of the importance of being good citizens by voting and being active participants in the electoral process. Last year we launched a portion of the corporate website to provide Cooper people, and the public at-large, information and tools to make it easier to understand the election issues, learn more about their candidates and then cast an informed vote. The site includes voter registration information, tools to locate and contact elected officials and candidate guides and voting records.

During 2003 we set the pace to maximize our structure, talent and resources to achieve even greater returns for our shareholders.