Form 10-K, Exhibit 13
period 2004-12-31
COOPER TIRE & RUBBER CO
filed 2005-03-11
CIK 24491

                                                                    EXHIBIT (13)

TO THE STOCKHOLDERS:

2004 was an eventful year for us and the revolutionary changes we made will reposition Cooper for the future. If you take a calendar and mark off the important dates for Cooper in 2004, it becomes pretty crowded.

We begin 2005 for the first time in our history as purely a tire company. And, it feels pretty good to have our focus on one product. When we divested Cooper-Standard we believe we harvested this asset in the best way for Cooper shareholders.

Automotive components manufacturing is a tough business that has gotten tougher during the past five years. We will miss the global scope of that business, but then, our plans for the tire business will take us around the globe too. We have the financial and human resources, as well as the strategic plans, to make this happen.

As we fine-tuned our plans for allocating the proceeds of the sale, as in everything we do, our first consideration was the creation of long-term shareholder value. It's important to us to maintain investment grade status, so we will be allocating between $100 and $200 million to debt reduction during the next several months.

In the fourth quarter, we used $83 million of the proceeds to purchase stock, allocated $60 million to pension funding and announced a $107 million investment in Kumho Tire. The rest of the proceeds will be used for a combination of share repurchase and keeping our "powder dry" for strategic investment in the tire business as opportunities are identified or for paying down additional debt.

By deploying the proceeds in this way, we will essentially recapitalize the company with lower debt and fewer shares outstanding, and then make the investments in the business that will allow us to grow substantially during the next several years.

A step toward that growth was Cooper's acquisition of 11 percent of Kumho Tire in February. This will provide value to shareholders in two ways: first, through the immediate return as it is an investment in a profitable company; second, through the long-term strategic value and opportunities it creates. This strategic relationship has the potential to provide us with key synergies that will help us advance both organizations in key areas such as global sales and distribution, purchasing, racing support, operational efficiencies and technology.

We have repeatedly said that we intend to be recognized as the #1 tire company in China, with the leading market share, within five years. This could be accomplished with one or two relatively small acquisitions or strategic investments. This would be sufficient to give us a competitive position, immediate market access and a platform to build on as the market in China develops. Additionally, our new relationship with Kumho Tire could lead to joint activities in China. As China develops, we will be a participant in that growth.

Although we are excited about the potential the Asian markets hold for us, our most critical market and business remains in North America. Our success in North America will enable us to pursue our global plans.

We have aggressively pursued the high performance market in North America during the past two years. During 2004, our high performance sales were up nearly 28 percent. We estimate that we currently have about six percent of this market but our plan is to capture 10 to 15 percent within the next three years. A key to continuing our success in North America is keeping abreast of the developments in the channel changes, size proliferations and product trends. During 2004, we introduced 1,225 new SKUs. This greatly improved our product mix and kept us on track to make sure a significant portion of our sales each year is in new products.

We know that 60 percent of consumers who have bought Cooper tires, come back to buy them again, according to a recent JD Power study of consumer satisfaction. That beats the brand loyalty of all of the major competitors and exceeds the industry average of 42 percent.

We are working very hard to improve our brand awareness and capitalize on this industry-leading consumer loyalty. A major objective during 2004 was to broaden our reach to consumers with a relevant message: Don't Give Up a Thing. The result was one of the most exciting marketing programs in our company's history. We leaped from 558 million impressions to nearly 1.5 billion impressions - three times as many people hearing and learning about the Cooper brand. That means more people will ask for and try Cooper. Those impressions came from many different media. You can look forward to our making sure that Cooper becomes known in a way befitting our top brand position. We have built the Cooper name globally and are committed to a strategy that exploits the elevated Cooper name.

Part of the strategy is to have a leadership position within the tire industry as a whole. We are introducing innovative products such as the new 20-inch Discoverer ATR with white-outline sidewall lettering. And, to ensure we are getting paid fairly for the value of our products and the services we provide, we've realized three price increases in 2004 and implemented another price increase at the beginning of March 2005. Plus, very importantly, I have agreed to serve an unprecedented third term as the chairman of the Rubber Manufacturers Association. Cooper Tire is serving as a leader in a world that needs leadership.

Looking toward 2005, Cooper's opportunities are unprecedented. We have an excellent financial position, a committed management team and a focus on strong relationships with our customers. We all know we have a great deal of work to do to execute our plans and strategies, but we are excited about our future to move revolutions ahead. Our focus continues to be on the customer and on you, our shareholder. Our purpose is to increase the value of your investment. We do that by making sure we are driving the changes inside our company that will keep us solid in the tire world. Thank you for your continued support and investment in Cooper Tire & Rubber Company.

Thomas A. Dattilo
Chairman, President and CEO

The information which follows is included in the Company's 2004 Annual Report.

Cooper Tire & Rubber Company generated a substantial level of activity during 2004. The accomplishments and revolutionary changes of 2004 will be leveraged to grow our business and improve profitability to significantly increase the value of our shareholders' investments well into the future.

One of the major initiatives during 2004 -- and a cornerstone to achieving our strategic objectives -- is enhancing our product mix. Last year we introduced about 1,225 new SKUs with the emphasis on premium products such as high performance, ultra-high performance, racing and light truck products. That total also includes new products in winter tires, broadline, and motorcycle lines. A rich product mix enables Cooper and our customers to capitalize on the rapidly growing performance segment. This segment is the most profitable and fastest growing in the tire industry.

Cooper today holds about six percent of the high performance market, but our plan is to capture 10 to 15 percent during the next three years. Cooper's high performance tire sales during 2004 were up nearly 28 percent. Our success in this arena is already creating new business opportunities for us with important, high profile, successful marketers.

One such opportunity is Cooper's exclusive distribution agreement with The Tire Rack for our Avon brand in the United States. Using the Internet and mail order, The Tire Rack promotes and sells various high performance tires that we produce exclusively for them. Recognized as a clear industry leader in high performance tires, The Tire Rack has become a solid customer. We believe that their strong acceptance and endorsement of our products truly solidifies our position among the top providers of high performance tires.

Our improved product offering also has enabled us to increase our penetration in the retail distribution channel and we continue to win new business for 2005, with retailers such as Discount Tire and Kauffman Tire as well as respected program marketers such as TBC and Treadways.

We also experienced strong growth in our more traditional high-end products for light truck and SUV applications. Sales of our SUV and light truck products increased 21 percent during 2004, adding to our market share and improving our product mix.

Our emphasis on new product development is already paying off as we expect a minimum of 15 percent of our revenue in 2005 coming from new products. Utilizing cross-functional product launch teams provides us more precision in our market delivery. This approach helps ensure our new products meet the performance requirements of the market and are manufactured at peak operating efficiency.

Cooper and American Kenda Rubber Industrial, Co., announced an agreement late last year naming Cooper as a marketer of Kenda radial passenger and light truck products in the United States and Canada. The new products, which include the lines Kenetica and Klever, are designed to complement the current Cooper product offerings. This strategy provides us with additional flexibility in the range of products we offer to meet the needs of today's tire consumers.

While expanding markets is an important strategy for Cooper, during 2004 we chose to exit the inner tube market. During the past 10 years, industry shipments have continuously declined while imports increased to more than 70 percent of shipments into the U.S. market. Cooper exited this market in order to dedicate our resources to those product categories that help grow the business globally and provide shareholder value.

We continually monitor the marketplace and evaluate our product and price positioning to ensure that we are getting paid fairly for the value our products and services provide. During 2004 we realized three price increases. And, the pricing environment remains strong in the industry. In fact, we implemented another price increase at the beginning of March 2005.

The North American replacement tire market grew about 3.3 percent in passenger and light truck tires and 4.5 percent in medium truck tires during 2004. The hot sellers continue to be the H, V and Z rated performance tires as well as p-metric light truck tires. The

Rubber Manufacturers Association (RMA) predicts this trend to continue far into the future as Detroit focuses on style and performance to attract consumers.

Looking toward the future most marketers, including Cooper, have their eye on Generation Y or those born between 1977 and 1994. This is almost as large a group as the baby boomers and accounts for 28 percent of the population. While many of these future consumers are not yet thinking about buying tires, brand loyalties are being formed now and we must begin to position our brands to attract this huge buying group.

According to a recent JD Power study of customer satisfaction, 60 percent of consumers who have purchased Cooper tires, come back to buy them again. That beats the brand loyalty of all of the major US tire competitors and exceeds the industry average of 42 percent.

Knowing that people who have tried Cooper tires are satisfied enough to purchase them again, during 2004 Cooper increased our reach toward consumers. To heighten brand awareness, we launched a multi-million dollar advertising campaign aimed at reinforcing Cooper's image of strong performance and value. The theme Don't Give Up a Thing focuses on the emotional considerations of buying tires. The ads helped claim the brand's stake in becoming one of the most recognizable brands in the market.

Brand loyalty also is found among the enthusiastic fans of collegiate sports. Studies show sports fans often are loyal to brands that are associated with their favorite teams or collegiate conferences. Cooper serves as the official tire of the Big East, Big Ten, Big 12, Mountain West, Pac-10, the Southeastern conferences, and is a media partner with the ACC. In 2004, Cooper was the presenting sponsor of Thursday Night Football on ESPN, featuring weekly marquis match-ups. We served as the presenting sponsor of the 2005 Bowl Challenge Cup which was awarded to the Mountain West for the conference with the best winning percentage during the bowl season. And, during both the football and basketball seasons, the Cooper Tire Defensive Player of the Game winners were named during ESPN regional broadcasts.

The world of motorsports also garners a loyal following and serves as the ultimate proving ground for tire performance. During 2004, Cooper embarked on racing sponsorships that reflect our commitment to excellence in ultra-high performance tires. In the spring, we celebrated the inaugural race of the Cooper Tire Championship Series, which is home to the Formula Ford 2000 Zetec racing program. We also partnered with Team Lexus, which participated in the U.S. Drift series during 2004, to run on our Zeon 2XS tires and served as a sponsor of the newly sanctioned Formula Drift Series.

The new World Cup of Motorsports will offer us global brand exposure as we serve as the official tire supplier to the A1 Grand Prix, a new FIA approved motorsports series that will commence in September 2005. Our three-year sponsorship calls for all the drivers in this series to run on Cooper-A1 Grand Prix branded racing radials. The A1 Grand Prix is an innovative, global series and is a perfect fit for Cooper Tire which is an exciting, growing global brand.

As we continue our global expansion and escalate our presence, it is vital the Cooper brand is elevated and is presented consistently across the globe. Our global tire brand strategy positions our brands for maximum profitability throughout North America, Europe and Asia.

Cooper has significant growth opportunities throughout Europe. In Western Europe, the ultra-high performance market has grown more than 220 percent in the past four years primarily due to the proliferation of high performance vehicles. To meet that demand, we are capitalizing on the Avon brand -- which has a long-standing reputation for high performance -- and are ramping up the presence of the Cooper branded high performance products. Combined, these brands provide us the opportunity to serve as a niche player focusing on the ultra-high performance, racing, winter and 4x4 tire products. Additionally, the tire markets in Eastern Europe are projected to grow at double digit rates, providing opportunities for all products.

The potential in Asia is proving to be even more significant. We are implementing a strategy in China that not only helps Cooper meet expected capacity demands for North America but also aligns us with strategic partners that we believe will provide access to the local market and position us to take advantage of anticipated growth within the region - and it will grow dramatically during the next 5 to 10 years.

In February we acquired 11 percent interest in Kumho Tire which is the 11th largest tire manufacturer in the world and is also one of the most profitable, with a significant market share in Korea and a growing presence in China.

Our investment in Kumho is another step in our strategy. There are other opportunities to make relatively small but very meaningful acquisitions in Asia and we continue to study those opportunities. We have made good progress so far and, with the proper relationships, we can become a top brand in China. In fact, we believe that the market will be growing quickly enough during the next five years that we could exceed $1 billion in sales.

To meet the demand for Cooper products across the globe, our manufacturing facilities must operate at peak efficiency. During 2004 we expanded all of our plants and added new and more efficient equipment necessary to meet the production requirements for the premium products our customers are expecting from us. These projects are now largely complete in our plants in Findlay, Ohio; Tupelo, Mississippi; and Melksham, England; and will continue throughout 2005 in Albany, Georgia; and Texarkana, Arkansas. These expansions will provide us with an additional two to three million tires.

There were challenges within our North American manufacturing operations during 2004 as we converted our machinery and processes to accommodate our advancement in high performance and premium products. Adjusting to the increased complexity of these products at the same time we were expanding, challenged our ability to meet customer demand. However, our efficiencies are improving as we move up the learning curve on the performance lines. We continue to add new equipment and push our Lean initiatives to reduce waste, manage the complexities and improve our output.

At the same time, our Melksham, England, operations continue to make significant advancements in production efficiencies. The facility continues to apply Lean tools and reduce waste as we continue to execute our strategy to produce primarily premium products at that facility while outsourcing broadline products in Asia.

To supplement Cooper production, we have established outsourcing arrangements in China with Kenda Rubber Industrial Co., and Hangzhou Zhongce Rubber Company which combined will increase our overall capacity by two million units in 2005. And, we anticipate beginning construction on a joint venture plant in China in the very near future with an eventual capacity of 10 to 12 million units.

During 2005, we will begin production of high performance and racing tires in our Athens, Georgia, facility, which formerly produced tread rubber materials. The conversion of this facility also provides us with the potential to add production of high performance motorcycle tires which we currently only produce in Melksham, England.

Late in 2004, we completed our new 4x4 test track at our San Antonio testing facility which should help us facilitate new product testing and development. In other words, we continue making revolutionary changes to drive our results.

As we continue to enhance our product mix, improve our efficiencies, and seize growth opportunities around the globe, we are confident that our goal of 10 percent operating margins is achievable again in the foreseeable future.

The performance of Mickey Thompson operations excelled during 2004 with increased sales of 34 percent, on a year over year comparison.

The "drivers" of that success can be attributed to four major factors:

o New products represent 25 percent of our total sales and serve as the foundation for the success of an organization such as Mickey Thompson.

o Mickey Thompson motorsports sales were greatly enhanced with the introduction of the new ET Street Radial and the continued success of our radial drag slick products.

o    The success of the new Dick Cepek FC II line, new specialty light truck
     (SLT) sizes and new customers fueled the success of radial light truck products.

o Wheels, which provide Mickey Thompson an accessory that complements our tires, experienced great sales growth.

During 2004, Mickey Thompson Motorsports identified all sponsorship activities and trackside service and equipment under the Cooper Motorsports banner. These motorsport activities include drag racing, road racing, off-road racing and land speed racing.

In April, the Saturn ION Sport Compact Drag car, running on Mickey Thompson ET Drag slicks, became the first front-wheel drive sport compact car to break the seven-second barrier in the quarter mile.

And, as a part of our agreement with Saturn Motorsports, we are selling mounted and balanced tire and wheel packages that are, in turn, sold to Saturn dealers nationwide for consumer use. The tire and wheel packages are intended to replace original equipment tires and wheels on new Saturn IONs and are one of many sport compact tuner accessories available to the Saturn retailers. These packages feature Cooper Zeon 2XS and ZPT tires and two newly developed Cooper Zeon wheels.

The focus for Cooper's retreading operations -- Oliver Rubber -- is in tandem with the strategies of the North American tire division. Oliver's core initiatives are to expand our customer base, improve product mix and capitalize on growth opportunities.

Obtaining an exclusive 10-year contract to retread the United States Postal Service fleet of vehicles was an important achievement during 2004. With a focus on becoming more environmentally conscious, the Postal Service selected Oliver to help it increase the use of retreads from its current 20 percent to 70 percent of their more than 200,000 vehicles within two years. Many of our retread customers are experiencing an increase in business now that they are servicing their local Postal Service vehicles. And of course, as our customers succeed, Oliver reaps the benefits of the new program as well.

In addition to the Postal Service contract, Oliver is bringing new business to our customers by facilitating new contracts from trucking fleets of various sizes. Oliver is putting new emphasis on convincing larger fleets to approve the use of Oliver products on their vehicles.

Although the number of retreads being sold nationally continues to increase moderately, the number of retreaders is declining due to consolidations within the industry. Working to counteract that trend, Oliver has embarked on a revolutionary program to encourage commercial tire dealers who market retread tires to enter into the business and, of course, become licensed Oliver retreaders.

As 2005 commences, Oliver is improving its product mix by introducing new compounds to enhance our already well-established reputation for performance in the marketplace. The new rubber formulas will be used in retreads designed for on and off-highway applications, the waste hauling industry, and a premium performance compound for the traditional over-the-road applications.

Growth opportunities are abundant as Cooper's global strategy develops and Oliver looks toward prospects beyond traditional markets. Additionally, synergies between Cooper's commercial tire business and Oliver are progressing. Oliver also has the capacity to seek new business through consumers of rubber products outside the tire industry.