Form 10-K, Exhibit 13
period 2005-12-31
COOPER TIRE & RUBBER CO
filed 2006-03-01
CIK 24491

                                                                   Exhibit (13)

To our Shareholders:

Welcome to the new look for Cooper Tire & Rubber Company!

As you know, for the past few years we have been undergoing a transformation like no other in the history of our company. We are a performance tire manufacturer, we are involved in racing, and we own legendary off-road tire brand Mickey Thompson. We have completely changed our approach to commercial tires, we are now making racing tires in North America as well as in Europe and we will soon be making motorcycle tires in North America and Europe. We have manufacturing, sales and distribution operations around the world. Plus, we are now strictly a tire company.

The new logo that we launched in 2005 makes this transition and progress visible to the world and will help us better communicate all that we are:

     o    Contemporary, smart, fast, fresh, high-tech, and innovative

     o Competing and connecting in new markets and arenas--performance tires, motorsports, young consumers, different cultures

     o A manufacturer and marketer of everyday tires for consumers around the world

     o    And still known as reliable, friendly, consistent and dependable


This is a very exciting time for our company! We have made significant and positive changes that are creating new and increasing opportunities for all of us. Our new image and logo respects all the good things that Cooper has always been, but affirms and emphasizes all that we are today.

Progress and Changes

In 2005, following the sale of our automotive components operations in December of 2004, we were able to focus our energy, efforts and resources entirely on the tire business. This focus has enabled us to improve every aspect of the company.

In North America, we completed the expansion of our manufacturing operations by adding new, more efficient equipment to better meet the market demands for more flexible operations and more high performance and large diameter tires. We continued the introduction of new high performance products and we now have a total suite of products that compares favorably with any of our major competitors.

In Europe we have streamlined our manufacturing operations and increased our focus on high performance and racing tires. Low-cost supply relationships with Asian manufacturers provide the balance of the economy and broadline tires we need to serve our customers. We also expanded our sales and distribution in Europe with the opening of a new subsidiary operation in Spain and expanded relationships with key distributors across the continent.

In Asia, we are in the process of building a new Chinese manufacturing facility through our joint venture Cooper Kenda and construction is progressing. Production of tires in this plant is scheduled to begin in the second half of 2006. In January, 2005, we announced the acquisition of 11 percent of Kumho, a Korean tire manufacturer. In October we announced the acquisition of 51 percent of Cooper Chengshan (Shandong) Passenger Tire Co. Ltd. and Cooper Chengshan (Shandon) Tire Company, Ltd. This acquisition, which was finalized in early 2006, gives us a significant presence in the rapidly growing Chinese replacement tire market and provides tremendous opportunity for future growth. Finally, we continue to benefit from our relationships with Hangzhou Zhongce and Kenda as they supply us with various passenger, light truck and commercial tires produced in China for sale in North America and Europe.

Recapitalization

During 2005 we made significant strides in recapitalizing the company. We repurchased $190 million worth of our common stock during the year and $83 million in the fourth quarter of 2004, reducing the number of shares outstanding by about 20 percent. We paid down $278 million of our debt, bringing our debt to total capital ratio down to 34 percent. And we invested in our business, just as we said we would. We made or announced acquisitions totaling $185 million in cash consideration, invested more than $45 million to expand production capacity for critical, high demand products in our North American plants and more than $30 million in more efficient equipment, new tooling and molds, and new product development.

So 2005 was a pivotal year for our company. We accomplished a great many things that have expanded and improved our business. While we will continue to move forward with our strategy and still have work to do, we are confident that our efforts and accomplishments will generate increasing returns in 2006 and beyond. Our goal and purpose as a company remains the same as always: increase the value of our long-term shareholder's investment.

Thank you for your continued support.


Thomas A. Dattilo
Chairman, President and CEO

                                     BRANDS


Through the transformation of our Company, the Cooper brand has come to mean so much more than ever before, and the world is taking notice. Today's Cooper is contemporary, smart, fast and innovative - capable of connecting in consumer and specialty markets around the world.

Cooper provides a full line of tires to meet the needs of virtually all consumers from everyday motorists to the most demanding high performance, off-road and motorsport enthusiasts. To those who know us, our products speak for themselves.

National advertising and promotions, such as our affiliation with Collegiate Athletics, have been key to our comprehensive strategy to raise brand awareness and reach the broadest audience possible.

Targeted print ads address the specific interests of specialty market segments and reflect the passion, style and energy of Cooper on an evolving culture.

Involvement in Motorsports programs affirms Cooper's technical capabilities and has put the Cooper brand in the global spotlight as the exclusive tire of the A1 Grand Prix.

Cooper still means "Dealer Friendly". Beyond Cooper, our suite of associate brands - including Mastercraft, Avon, Starfire and Dean along with Mickey Thompson tires, and Oliver tread rubber products - enables each of our customers to provide a full range of products for consumers, fleets and specialty markets with a measure of brand and territorial exclusivity. Through careful distribution and brand management, Cooper brings value to all our customers and their businesses and maximizes Cooper brand equity in the marketplace.

                                    PRODUCTS


Passenger Car

Recent introductions and expansions of our performance tire lines complement one of the most comprehensive line-ups of passenger car tires in the industry. Innovative new sizes, styles and technology provide a winning combination of style, performance and value for just about anyone, no matter what they drive.

The Cooper Lifeliner products provide passenger car drivers with quality and value while the top of the line Lifeliner Touring SLE adds an extra measure of handling and performance in a range of speed ratings.

Cooper's Zeon line of performance and ultra-high performance tires brings out the best in handling, performance and style on today's most powerful and sporty rides.

SUV

Cooper's Discoverer line of tires for SUVs has been a leader in the industry - on the road and off - for years. Our reputation has been well earned and proven time and time again. Recent innovations include expanded sizes, more tread patterns for varying applications, improved traction and quieter ride.


Light Truck

Cooper offers the most comprehensive line-up of light truck tires in the industry. Durability, performance and value are the hallmarks of Cooper Discoverer Tires. But all work and no play makes for...well, all work and no play! So we have introduced the Zeon Sport Truck tires to provide style and speed to those who see their trucks as much more than a work tool.

Cooper manufactures nearly 1 out of every 4 light truck tires sold in North America today. This includes the Cooper brand, such as the Cooper Discoverer line, our associated brands like Mastercraft, Starfire and Dean, and the private brand tires we produce exclusively for certain customers.

Racing

When teams from around the world compete in the A1 Grand Prix racing series, every car will be driving on Cooper Tires. And while these road-hugging high-speed slicks may not be available to the public, the technology that went into them can be found in every tire we sell.

With the Cooper and Avon brands, we continue to supply competition tires to more than 100 championships around the world.

Other motor sports circuits and events we are involved with include European Formula 3000, Global Formula Ford Series, US Drift, Formula Drift Series, SCCA Cooper Tire Championship Series, Bob Land Off-Road Racing Team

Drag Racing

Mickey Thompson Performance Tires & Wheels, a performance and motorsport division of Cooper Tire, designs, develops, and markets some of the hottest and fastest racing and high performance tires for drag racing cars and motorcycles. The Mickey Thompson legend and Cooper racing tire technology have combined to deliver head-turning, eye-popping, record-setting results.

Motorcycle

Cooper's motorcycle tire history began in Europe. Cooper Tires Europe, began producing motorcycle tires in 1957 and has had a long record of championships. The success on the highways and autobahns of Europe has carried over to North American streets and drag strips with Avon and Mickey Thompson brands. Production of motorcycle tires continues in our Melksham, England facility and will expand in 2006 into our Athens, GA facility, which was recently converted from producing commercial retread products.

Specialty and Off-Road Tires

Cooper also designs, develops and produces a wide variety of specialty and performance products for modified street cars, off-road race vehicles, modified pick-up trucks and sport utility vehicles. Where ever and how ever you fulfill your need for speed, Cooper can take you there.

                                   TECHNOLOGY

At Cooper, we employ innovative and advanced technology to give us a competitive edge in design, development and performance.

Our proprietary Vt2ech modeling tools employ state-of-the-art computer-aided engineering to create virtual tire models and prototypes that can predict tire performance, speed up new product development and improve the design of existing products.

The Cooper Tire & Vehicle Test Center is a world class test facility where professional drivers, including Cooper's performance tire consultant, Johnny Unser, and specialized engineers combine efforts to evaluate and refine new Cooper product designs to ensure that your tires deliver maximum performance in all conditions, on or off the road.

Our Tall Timbers Mold Facility combines the latest computer design technology with a modern, automated production facility to produce thousands of new tire molds each year. In 2005 this facility was expanded to add capacity, tools and technology to engrave steel molds in support of our increased focus on segmented molds and high-end products.

Cooper's materials and testing laboratories are ISO 17025 certified, which is what you should expect from a company with a focus on consistent, superior product design, quality and performance.

                                  GLOBAL REACH


Cooper is a global competitor in the replacement tire industry. With manufacturing facilities on three continents, sales and distribution networks around the world, and products that meet and exceed the demands of the world's most dynamic markets, we have solid opportunities for growth today and well into the future.

In the North American market, we are benefiting from improving brand recognition, one of the industry's most effective distribution networks, and a tremendous customer base. We have grown our market share to about 16 percent of the North American light vehicle replacement tire market to date. New products are driving increased sales and creating additional opportunity and growth potential in this key market.

In 2005 we expanded our European Operations through the addition of a new sales, marketing and distribution subsidiary in Spain. This new operation complements the production and distribution operations in our European headquarters in the UK and the existing distribution subsidiaries in France, Germany, Italy and Switzerland. Production in Europe is concentrated on premium, high performance and racing tire products and entry level products are outsourced to maximize profitability.

The recent acquisition of Cooper Chengshan (Shandong) Passenger Tire Co. Ltd. and Cooper Chengshan (Shandong) Tire Company, Ltd. will add profitable sales to Cooper in 2006, mostly within the rapidly expanding Chinese market. Through an additional joint venture plant now under construction and supply agreements in China, Cooper is developing tires for export to Europe and North America.

This is an exciting time of global expansion for Cooper. We accomplished much in 2005 and we continue to study further opportunities in rapidly developing regions of the world. More change is a certainty. But the one constant for Cooper is that wherever we are in the world, our focus will be on serving our customers and growing our business in order to generate increasing returns for our shareholders.