Form 10-K, Exhibit 13
period 2006-12-31
COOPER TIRE & RUBBER CO
filed 2007-03-01
CIK 24491

EXHIBIT 13
To our shareholders:
2006 was a year of tremendous challenge and change for Cooper Tire & Rubber Company. Challenges from general industry conditions as well as some challenges of our own making led to less than acceptable financial results, particularly in the first three quarters of the year. However, the changes we put in place, in response to these market challenges and through the implementation of our strategic plans, are already beginning to generate positive results. In addition, while raw material prices remain near all-time highs, we began to see some improvement in the trends for raw material prices late in the year. These positive changes of direction are starting to be reflected in many of the measures we use to manage our business as well as in the price of Cooper stock, which we believe is an indication that we have begun to turn the company around and we are headed in the right direction.
Throughout the year we faced some of the most difficult market conditions that we have ever encountered. Raw material prices continued escalating relentlessly as natural rubber and many petroleum based products hit all-time record high price levels. Replacement tire demand in North America was far weaker than anticipated, with shipments from manufacturers down more than 7 percent in the first 6 months and over 5 percent for the full year. This was the single greatest year-over-year decline in demand in the past quarter century, surpassing even the weak demand that occurred in the recessionary period of 2001 following the 9/11 tragedy.
In the first half of the year, these conditions, along with some of our own optimistic sales forecasts, drove higher production costs, rapidly expanding finished goods inventory, a higher than expected rate of cash consumption, and the need to significantly curtail production in our plants. Disappointing financial performance was the inevitable result requiring immediate action and change to improve our future financial results.
In the second half of the year our management team developed a plan to dramatically cut costs, reduce complexity and improve efficiency within our operations. The goals were established to deliver a combined $170 million in cost reductions and profit improvements through a wide range of projects touching every aspect of our business. The entire Cooper team stepped up to the challenge, providing enthusiastic support for the plan, and implementation began almost immediately. The combined cost cutting and profit improvement initiatives quickly began to show early results. With that initial success, the demeanor and attitude of our people changed and once again began to reflect that positive, can-do winning spirit that has been a hallmark of Cooper Tire & Rubber Company in the past.
Changes that drive results
Though it is still early, the implementation of some our initiatives have already driven improvements in various measures and in our results overall.
In our North American Tire Operations, sales increased steadily throughout the year and sales per employee improved by 27 percent from the first quarter to the fourth driven by our cost reduction and profit improvement initiatives. Production per employee was also up by nearly 7 percent and our operating margins improved from negative 1 percent in the first quarter to 6 percent in the fourth.

For the entire company, we were successful in reducing SG&A expenses as a percent of sales from 8.0 percent in the first quarter to 5.7 percent in the fourth quarter. Operating profit for the Company increased to $28 million in the fourth quarter following operating losses in two of the first three quarters of the year. Our initiative to reduce and control inventory was implemented beginning in August and resulted in a reduction of 2.5 million tires in inventory in the second half of the year. This contributed to the dramatic improvement in cash generation in the second half of the year, which culminated in the fourth quarter with $177 million in cash generated by our operations.
Finally, as we defined our turn around plans in early September and gained the confidence of the investment community that we could execute these plans, we saw a dramatic turn around in our stock price. We thank you for that support and confidence.
Long-term Strategy
Through the difficult transition of 2006, Cooper has not lost sight of the strategic plans and initiatives that we believe will be critical for our long-term growth and success. We continued the implementation of our plans in Asia with the acquisition of 51 percent interest in Cooper Chengshan Tire Company and Cooper Chengshan Passenger Tire Company. Cooper Chengshan has operated successfully throughout the year and their results have been in line with our pre-acquisition expectations. We also completed the construction of our Cooper Kenda joint venture production facility in Kunshan, China. Limited production began in this plant in early 2007. Together, we expect these operations to provide 15 to 20 percent of our total sales in 2007 and the low-cost output will improve our competitive position in the rapidly expanding Chinese market, as well as in North America and Europe.
Key new products
In 2006, Cooper gained market share in virtually every product category with the exception of winter tires. Although total market demand for broadline tires has been declining for the past several years, it remains the largest single replacement tire category in the U.S. market and for Cooper. Our new product introductions over the past few years have focused on the rapidly growing categories of high performance and ultra-high performance tires, which has been a critical step in meeting our customer requirements and maximizing sales growth opportunities. Having accomplished that, in 2007 we will introduce the Cooper CS4 line of premium broadline and touring tires. The CS4, with its technological advancements, will be perfectly suited for the largest segment of the replacement tire market. With this new product, we are confident that the broadline category of tires will again become a profitable area of growth and competitive advantage for Cooper.
Looking ahead to 2007
As we put the challenges of 2006 behind us, but keep the lessons learned from the year in our arsenal of management tools, here is what you should expect from Cooper in the coming years. We will continue to focus on improving our competitive cost structure. We recognize that the cost cutting measures in progress today will not be sufficient for the future, so we will aggressively pursue our lean initiatives, six sigma efforts and growth strategies in lower cost countries with renewed fervor. We will continue to reduce working capital requirements by increasing inventory turns. You can expect tighter control of capital spending. Our current plans are to keep CAPEX at or below depreciation in our mature markets while allowing for some additional investments to take advantage of growth opportunities by expanding our Chinese operations. You can expect us to emphasize customer driven marketing that will also focus on more controlled, more profitable sales growth and more profitable product and customer mix. You can expect us to work diligently to reduce complexity in our manufacturing operations that hampers efficiency. Along with this, you can expect continuous improvement in our North American production facilities. Beyond North America, you can expect continuing improvements in our European operations and solid execution of our Asian expansion plans. Our strategy is sound and will provide us with tremendous opportunities when executed effectively.
Finally, you can expect continuation and improvement in our traditional focus on our customers. Our customer relationships have always been one of the keys to our success and they are becoming even more important as competition from low-cost tire importers intensifies. We can reassure our customers that Cooper is committed to their success and we will do what it takes to provide them with the greatest combined value in replacement tire products and service.
The Board of Directors and I are confident that we have implemented initiatives that will, when executed properly, dramatically improve our results in the near future. We believe we have the teams in place and the appropriate alignment throughout the organization to effectively execute our plans. We are optimistic and excited about our opportunities in 2007.
Thank you for your continued support.
Roy V. Armes
President and Chief Executive Officer

Our Customer relationships. Our Products.
We take great pride in everything we build.
Cooper customer service is considered the gold standard in the tire industry, and we’re constantly re-setting the bar to higher levels. We care about what we do. Period. Our commitment to exceeding customer expectations has enabled us to build lasting relationships with some of the best distributors and dealers in the business. And that is what sets Cooper Tire apart from all others.
Cooper tires cover a wide range of the tire market, from ultra-high performance sports cars to SUVs and 4X4s, vans and trucks to motorcycles; and we make winter tires and tires specifically for use on the race track. Beyond Cooper, we have a suite of associate brands — Mastercraft, Avon, Starfire and Dean, along with Mickey Thompson and Dick Cepek tires and Oliver tread rubber products. All are designed specifically for a purpose, and all are made to exceptionally high quality standards. For those who know us, our products speak for themselves.
The new Cooper CS4 premium passenger tire will be a significant addition to our product line-up in 2007. It will be a perfect complement to our existing products and will bring dramatically improved performance, handling, ride comfort and grip to sedans and sports cars alike. Loaded with technology and features developed for the demands of racing, the Cooper CS4 brings performance and value together to exceed the expectations of the most demanding drivers.
The world has opened up. It brings challenge and change, but that gives Cooper an opportunity to focus on a business and industry that is at the heart and soul of its organization. Today, with the changes in the tire marketplace, changes in the consumer, and changes around the world, we will be right there at the top because of our technology, products, skilled workforce, dedication and experience.
So whether you measure Cooper by our customer service, by our technology or by our products, we are a leader in the tire industry. Since the beginning, our focus has never wavered: to be the easiest tire company to do business with and provide the greatest replacement tire value. We continue to stand by that principle today.

Shareholder Information
Executive Offices
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840
(419) 423-1321
For Information

Tire products Investor Relations Web site	(800) 854-6288 (419) 427-4768 www.coopertire.com
Annual Meeting
The 2007 Annual Meeting of Stockholders of Cooper Tire & Rubber Company will be held at the Alumni Memorial Union, North Multi-Purpose Room at the University of Findlay, 1000 North Main Street, Findlay, Ohio, 45840, on Tuesday, May 1, 2007 at 10:00 a.m. Eastern Daylight Time. All stockholders are cordially invited to attend. Proxy material is sent to stockholders together with this report.
Transfer Agent & Registrar
Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
(888) 294-8217 (toll free)
24 hours automated or Monday — Friday
8:30 a.m. to 5:30 p.m. (central time)
www.computershare.com
web.queries@computershare.com
Stockholders requiring a change of name, address or ownership of stock as well as information about stockholder records, lost or stolen certificates, dividend checks, dividend direct deposit and dividend reinvestment should contact our transfer agent by mail, by telephone or through its website.
Filing Certifications
The Company has filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Form 10-K for the fiscal year ending December 31, 2006, filed with the Securities and Exchange Commission. On May 4, 2006, the Company filed with the New York Stock Exchange its Annual CEO Certification.
Direct Investment Plan
Computershare Investor Services serves as Administrator for a direct investment plan for the purchase, sale and/or dividend reinvestment of Cooper Tire & Rubber Company common stock. For information, call Computershare Investor Services at (888) 294-8217.