Form 10-K, Exhibit 13
period 2007-12-31
COOPER TIRE & RUBBER CO
filed 2008-02-28
CIK 24491

Exhibit (13)
To our shareholders:
2007 was the continuation of an exciting transformation for Cooper Tire & Rubber Company. We saw dramatic improvement over 2006 and stabilized business to the point we could begin thinking about the future. We continued with improvements that had started in the prior year, and maintained the traits that made us a great Company in the past including industry-leading customer service, developing and manufacturing products that meet customer demands, and delivering results that reflect the can-do winning spirit of our employees.
After less-than-robust sales in 2006, many in the industry expected a significant rebound in 2007. Actual industry growth was less than expected, but we were able to sell more tires than we could produce and therefore saw declining inventory levels throughout the year. This continued the strong performance we saw in the fourth quarter of 2006 into 2007.
There were challenges in 2007 that slowed positive momentum in some aspects of our business. Raw material prices climbed steadily throughout the year and the price of oil reached historic highs at the end of the year. Manufacturing in North America struggled with low inventory levels and increased changeovers as we cycled products quickly to focus on meeting customer demands and fill rate expectations. The operations at Cooper Chengshan Tire in China added a multitude of new products that will contribute to our success in the future, but added levels of complexity that had not existed in that operation in the past.
We also earned significant successes in 2007. We completed the transformation of our Texarkana manufacturing facility into a more flexible operation that allows us to match our production with customer demands more efficiently. This conversion was completed below our initial cost estimates. We launched the Cooper CS4 premium touring tire. This product has been extremely well received by customers and is exceeding their expectations. We sold the Oliver truck tire retreading operations and our interest in a tire steel cord Company, allowing us to focus even more on our core business of manufacturing tires.
An agreement was signed for a 50-50 joint venture with Nemet International, a Mexican tire manufacturer, to market, sell and distribute the Cooper and Pneustone brands in Mexico. At the same time, we announced an additional agreement to source up to 2.5 million tires in the future from their manufacturing facility located in Mexico. We continued with the ramp-up of Cooper Kenda Tire, our greenfield plant in China and, after facing issues early in the year, finished on a pace that exceeded our plans. Our operations in Europe delivered very strong financial results in tough market conditions.
We also were able to purchase outstanding debt and approximately 5 percent of the outstanding shares of the Company. Substantial progress was also made in funding our defined benefit pension plans and liquidity is very strong with cash and short-term investments totaling $395 million. The investment we made in Kumho Rubber Co. is also convertible to cash in early 2008 if we choose. The minimum value of this investment is $107 million.
All of the above led to an incredible turnaround in the financials of the Company during 2007. We reported record sales of $2.9 billion, an increase of 13.9 percent. Our operating margins increased from a loss of 1.8 percent to a profit of 4.6 percent. Net cash provided by continuing operations was $361 million, an improvement of $247 million over 2006. Earnings per share from continuing operations improved from a loss of $1.21 in 2006 to earnings of $1.46 per share in 2007.
In the third quarter of 2006, after a disappointing financial performance, management developed a turn-around plan that included several promises. We pledged to reduce inventory by $100 million and implement cost reductions and profit improvement initiatives of $170 million while maintaining quality and as measured against the second quarter of 2006. We promised to obtain $100 million of that figure in 2007, with the rest implemented in 2008. At the same time, we would lower our SG&A costs, reduce complexity and make serious changes in our manufacturing and distribution footprint. All of this was intended to bring Cooper back to profitability and improve our cash flows. We surpassed the inventory goal and met the cost reduction and profit improvement goal of $100 million. We have demonstrated we can deliver on our commitments.
During the year, my first with Cooper, I was also learning about our customers, employees, products and the industry. To accomplish this, I visited hundreds of customers and listened to their needs. I spent a considerable amount of time with employees and developed an understanding of their pride in Cooper and desire to see the Company succeed.
This education was put to good use in the second half of the year as we began to develop a strategic plan that will guide us going forward. In May we initiated an intense strategic planning process. We studied global market dynamics, the regulatory environment and examined every aspect of our business. Using the data and facts gathered, a plan was developed that will provide Cooper Tire & Rubber Company with the necessary sustainable competitive advantages to deliver above-average returns to its shareholders. As a result of this strategic planning effort, four strategic imperatives emerged:

1)	Build a sustainable, cost-competitive position. We will tackle our global operating cost structure and build a sustainable, competitive cost position. There isn’t a single lever we can pull to make this happen, but many levers. These include complexity reduction and process efficiency, reduction in scrap, technology improvements and automation.

2)	Secure a cost-effective supply of tires. This includes expansion at our existing facilities in low-cost countries and developing other relationships that will support Cooper’s future growth.

3)	Develop the right organization and execution capabilities to support the strategy. We are undergoing an IT initiative to replace our legacy systems with an enterprise system to accommodate the service needs of our customers. We also are focusing on attracting, developing and retaining the talent we need to drive our organization forward.

4)	Deliver profitable top-line growth. A significant part of this growth will come from Asia but we also intend to grow in North America by expanding our Cooper brand in the growing U.S. and Canadian retail channels and expanding in Mexico.
The development of the strategic plan was an exciting process for the entire Company and one that brought a renewed focus to our business. We now must execute on the plan. The Board of Directors, management, employees and I are committed to continue delivering improvements for all stakeholders of the Company.
Late in the year we launched “The Cooper Way”, which lays out six guiding principles for our decisions and actions. It was developed with Company-wide involvement and provides a clear definition of what employees need to do to be successful: help each other succeed, have engaged communication, be agile, provide world-class customer service, be results focused and do the right thing.
What you should expect in 2008 is execution of the first part of the strategic plan. This will include Cooper Tire LEAN and Six Sigma projects, investment in automation, increasing our manufacturing in low-cost countries, developing a plan for the implementation of an ERP system, focused growth in Europe, strengthened operations in Asia and an appropriate supporting capital structure.
We will also continue to monitor the balance sheet and expect to rebuild a portion of our inventory in 2008. This inventory will allow our facilities to reduce changeovers and operate more efficiently. Our CAPEX should remain at or below depreciation in our mature markets while allowing for additional strategic investments in developing markets. Authorizations remain for the repurchase of shares and debt, which we will use as the market presents opportunities.
In all that we do, the Company will focus on our customers’ needs and continue our tradition of “being the easiest tire Company to do business with.” All these decisions and actions are designed to improve shareholder returns and free up the great potential that is still in Cooper while balancing the current and future needs of the Company.
They also support our vision:
Together, around the world. One Company... one team... one goal: creating superior value, for our customers, employees, partners and shareholders.
We thank you for your support and confidence.
Roy Armes

Shareholder Information
Executive Offices
  Cooper Tire & Rubber Company
  701 Lima Avenue
   Findlay, OH 45840
   (419) 423-1321

For Information
Tire products	(800) 854-6288
Investor Relations	(419) 427-4768
Web site	www.coopertire.com
Annual Meeting
The 2008 Annual Meeting of Stockholders of Cooper Tire & Rubber Company will be held at The Westin Hotel, Lindbergh Room, Section A, Detroit Metropolitan Airport, 2501 World Gateway Place, Detroit, Michigan 48242, on Tuesday, May 6, 2008 at 10:00 a.m. Eastern Daylight Time. All stockholders are cordially invited to attend. Proxy material is sent to stockholders together with this report.
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
Filing Certifications
The Company has filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Form 10-K for the fiscal year ending December 31, 2007, filed with the Securities and Exchange Commission. On May 16, 2007, the Company filed with the New York Stock Exchange its Annual CEO Certification.
Direct Investment Plan
Computershare Investor Services serves as Administrator for a direct investment plan for the purchase, sale and/or dividend reinvestment of Cooper Tire & Rubber Company common stock. For information, call Computershare Investor Services at (888) 294-8217.