Form 10-K, Exhibit 13
period 2008-12-31
COOPER TIRE & RUBBER CO
filed 2009-02-26
CIK 24491

Exhibit (13)
To our Shareholders:
2008 was a year of extreme volatility for the tire industry and Cooper Tire & Rubber Company. In only my second year with Cooper, we were presented increasing and unprecedented challenges driven by the tumultuous economic environment. At the same time, we had successes and opportunities develop that are truly exciting.
In February 2008 our newly developed Strategic Plan was communicated. Since development of the plan we have encountered floods, earthquakes, hurricanes, the meltdown of the credit markets, oil prices that started the year around $75 per barrel, spiked mid-year at nearly $150 per barrel, and ended the year at around $45 per barrel. We also entered into what some have termed a global recession. Demand for replacement tires declined for the second of three years, an extremely unusual pattern for the industry. All of this impacted our 2008 results. What it camouflaged is the focus on and progress we have made toward the four imperatives in our strategic plan and our efforts to build a stronger Cooper. Those imperatives are:
1)	Build a sustainable, cost-competitive position,

2)	Secure a cost-effective supply of tires,

3)	Develop the right organization and execution capabilities to support the strategy, and

4)	Deliver profitable top-line growth.
While implementing elements of the strategic plan in 2008, our existing operations were able to lower production costs, excluding the impacts of shutdowns due to soft demand. This improvement should continue in 2009 as we implement the closure of our Albany, Ga. plant and continue to implement Six Sigma, LEAN and automation projects. We also continued investing in facilities in lower cost countries. This positions us for improved operating costs, greater geographic flexibility, and the ability to penetrate markets outside of the United States.
To enhance our capabilities and enablers, we have continued to shift the culture at Cooper to a continuous improvement mindset. To that extent we have trained black and green belts, as part of our LEAN Six Sigma efforts, as well as made internal changes to the organization’s structure to support quick and sustainable improvements to our operations.
Top-line growth will see an increased focus in 2009. To address the topline in the past, we launched new premium products that position us very well for growth in that segment of the market. In fact over 30 percent of our sales are from products launched in the last two years. The Cooper brand continued with a strong performance. In 2009 we will launch products aimed at the value segment of the markets. As our competitiveness improves, our ability to grow our top line increases. We are also very aggressively pursuing business that’s positioning our products in channels of the market where we are currently underrepresented.
Market improvements would certainly be helpful in getting our bottom line back to a healthy position, but we are not simply waiting for that to happen. As we continue to execute our plans, we believe that each step we take should improve our ability to generate profits. Times have been difficult recently, but we are headed in the right direction, focused on the right actions, and have the strength, skills and ability to implement what it will take for us to deliver better results and capitalize on future opportunities.
We are fortunate to be in a position of flexibility with the deployment of our capital, should economic circumstances require additional adjustments. We still have cash and untapped credit lines available to us. We will continue to tightly monitor spending and capital expenditures during this period. We have suspended the repurchase of shares and debt, limited expenses where possible, and are investing only in the items that are critical to Cooper’s success.
For 2009, we expect that in the first half of the year industry volumes in North America will be down compared to 2008. In the second half of 2009 we believe it is possible the market will begin to rebound. China has recently experienced double-digit growth in replacement tires. This is unlikely to occur in 2009, but we believe growth in the mid to high single-digit range is possible. European markets are also likely to experience declines.
Raw material costs were extremely volatile in 2008. In 2009 we expect costs to be less volatile and as companies begin to buy raw materials again, we could see prices strengthen later in the year. Our cash flows should benefit as these raw materials work their way through inventory.
We remain committed to the strategic plan. The path to achieving the goals in that plan has certainly been rockier than we initially anticipated. We have already had to make very difficult decisions to continue our progress. The actions we have taken and are taking will continue to move us along this path.
We are cautious in our expectations of future profitability because of the uncontrollable factors which impact this industry: consumer confidence, gasoline prices, raw material cost volatility, intense competition and currency fluctuations. We expect there to be continued pressure on the industry as demand for tires in the short term is affected by global economic conditions. The plans we implement will address those conditions as we reposition the Company to emerge from the current recession as a much stronger competitor.

Several factors should help Cooper look different at the end of 2009, than in 2008. They include:
•	improved fixed cost structure as we move from four plants to three in the U.S.,

•	further benefits of automation, complexity reduction and process improvements lowering our manufacturing costs,

•	improved momentum in the market due to new products and customers,

•	increased units from our joint ventures,

•	government incentives, and

•	renegotiated labor contracts.
The Board of Directors, management, employees, and I are committed to delivering improvements for all stakeholders of the Company.
We thank you for your support and confidence during these turbulent times.
Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer

Shareholder Information
Executive Offices
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840
419-423-1321

For Information
Tire products	800-854-6288
Investor Relations	419-427-4768
Web site	www.coopertire.com
Annual Meeting
The 2009 Annual Meeting of Stockholders of Cooper Tire & Rubber Company will be held at The Westin Hotel, Lindbergh Ballroom, Detroit Metropolitan Airport, 2501 World Gateway Place, Detroit, Michigan 48242, on Tuesday, May 5, 2009 at 10:00 a.m. Eastern Daylight Time. All stockholders are cordially invited to attend. Proxy material is sent to stockholders together with this report.
Transfer Agent & Registrar
Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021

888-294-8217 (toll free)
24 hours automated or Mon. — Fri.
8:30 a.m. to 5:30 p.m. (central time)

www.computershare.com

web.queries@computershare.com

Stockholders requiring a change of name, address or ownership of stock as well as information about stockholder records, lost or stolen certificates, dividend checks, dividend direct deposit and dividend reinvestment should contact our transfer agent by mail, by telephone or through its web site.
Filing Certifications
The Company has filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Form 10-K for the fiscal year ending December 31, 2008, filed with the Securities and Exchange Commission. On June 3, 2008, the Company filed with the New York Stock Exchange its Annual CEO Certification.
Direct Investment Plan
Computershare Investor Services serves as Administrator for a direct investment plan for the purchase, sale and/or dividend reinvestment of Cooper Tire & Rubber Company common stock. For information, call Computershare Investor Services at 888-294-8217.
Board of Directors
Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer,
Cooper Tire & Rubber Company
Laurie J. Breininger 1, 2
Former President, Americas Bath and Kitchen,
American Standard Companies Inc.
Thomas P. Capo 2
Chairman of the Board,
Dollar Thrifty Automotive Group, Inc.
Steven M. Chapman1, 2
Group VP, Emerging Markets & Businesses,
Cummins, Inc.
John J. Holland 1, 3
President, COO and CFO,
MMFX Technologies Corporation
John F. Meier 1, 3, 4
Chairman and Chief Executive Officer,
Libbey Inc.
John H. Shuey 1, 2
Former Chairman, President and
Chief Executive Officer,
Amcast Industrial Corporation
Richard L. Wambold 3
Chairman and Chief Executive Officer,
Pactiv Corporation
Robert D. Welding 3
Non-Executive Chairman,
Public Safety Equipment P.L.C.

[1]	Member of the Nominating and Governance Committee

[2]	Member of the Audit Committee

[3]	Member of the Compensation Committee

[4]	Lead Director
Executive Officers
Roy V. Armes
Chairman of the Board,
President and Chief
Executive Officer,
Cooper Tire & Rubber Company
Mark W. Krivoruchka
Senior Vice President
James E. Kline
Vice President, General
Counsel and Secretary
Harold C. Miller
Vice President
Philip G. Weaver
Vice President and Chief
Financial Officer
Appointed Corporate Officers
Donald P. Ingols
Vice President
Jack J. McCracken
Assistant Secretary
Gregory E. Meyers
Assistant General Counsel
Carl R. Montalbine
Vice President
Charles F. Nagy
Assistant Treasurer
Linda L. Rennels
Vice President
Stephen O. Schroeder
Vice President and Treasurer