Form 10-K, Exhibit 13
period 2009-12-31
COOPER TIRE & RUBBER CO
filed 2010-03-02
CIK 24491

Exhibit (13)
2009 Annual Report
To our Shareholders:
2009 was a year full of both challenges and successes. It was also a year with two distinctly different halves. In spite of the sluggish economy, we continued throughout the year to make consistent and positive progress toward our three strategic imperatives of:
•	Building a sustainable cost-competitive position;

•	Driving top-line profitable growth; and

•	Building bold organizational capabilities.
As we ushered in 2009, we had a strong focus on the first of our strategic imperatives. In North America, we successfully moved product from Albany, Georgia, to our remaining plants, making the transition virtually invisible to our customers while at the same time improving efficiency and reducing waste. The International operations were aggressively attacking costs, while continuously improving quality. From a supply standpoint, we were faced with continually adjusting our production to weakening levels of demand across the industry. Raw material costs declined in the first half of 2009 from a peak in 2008, but rapidly escalated again in the second half. Across the organization, we did an excellent job of managing our costs against difficult headwinds. These challenges did not detract from our unwavering focus on safety and quality. We are particularly proud of reducing lost time accidents and injury frequency rates across all areas in the business.
Although results weren’t readily apparent in the early part of the year, we also had substantial resources and energy directed at top-line growth initiatives. This effort delivered results later in the year with the successful implementation of channel strategies at the national, regional, wholesale and independent retail levels. We developed and introduced successful new products, including an entry level tire and greater fuel efficiency tire to meet market demands for both product segments, driven by the economic downturn. In Asia and Europe, we also launched products that have been extremely popular in those respective markets. In the second half of the year we began to see the results of these efforts and our performance compared to the market improved noticeably.
From an organizational capability perspective we concentrated on talent development and beginning to prepare for an ERP implementation. Investing in our people and organization will continue to be important so we are in position to take advantage of the opportunities encountered as we expand globally.
We also maintained and strengthened our balance sheet to ensure we could deal with challenges presented by changes in the economy while still having the flexibility necessary to invest in those options that would benefit shareholders.
Cooper has a long and proud history of being a responsible corporate citizen and our employees are extremely active in their communities through a variety of programs and charities. This belief in sustainability is an intrinsic part of “The Cooper Way”. In 2009 this was demonstrated both through the actions of our individual employees and the recognition of various awards including our newly built Franklin, Indiana, warehouse facility earning the reputation as a “Green” landmark as the recipient of a gold Leadership in Energy and Environmental Design award. In November our Texarkana facility was one of 93 sites nationwide to merit the prestigious Energy Saver award from the Department of Energy. These efforts at sustainability ultimately result in increased shareholder value.
We have built a strong business foundation with the changes implemented in recent years, and are excited about the opportunities our future holds. We believe we are moving in the right direction and have full confidence in our ability to successfully identify and meet the opportunities the market presents, while also effectively optimizing our manufacturing capacity and capabilities.
For 2010 we expect the return to a more normal level of demand for the replacement tire industry that began in the second half of 2009 will continue to develop. Demand and growth rates will vary by region as developing markets, including China, present more robust opportunities for improvement. We expect mature tire markets to have growth approximating normal historical rates of 2 to 3 percent. While consumer confidence remains restrained, it is unlikely that there will be a surge due to any existing pent up demand. Raw materials during 2010 will be higher than 2009.
Several factors should be noticeable as we continue to transform Cooper in 2010. They include:
•	Improved utilization rates as we optimize our manufacturing footprint;

•	New product launches and initiatives that will help strengthen our core business and build momentum for our top-line growth;

•	Enhanced improvements in our global cost structure through the implementation of LEAN-Six Sigma and automation;

•	Investment in our organization and people to further enable them;

•	Preparation for the implementation of an ERP system that will allow us to be a more nimble and effective company; and

•	Continued focus on managing our resources to maximize shareholder returns.
The tire industry and the global environment continue to be fluid. Successful implementation of the three imperatives detailed in our Strategic Plan and improvement in market or industry conditions can drive improved operating results for us. We recognize these results may also be subjected to uncontrollable factors that impact the replacement tire industry. Our focus remains on prudent management of our critical resources to drive shareholder value. With recent trends in mind, we remain cautiously optimistic that the successes we achieve, combined with improved global industry conditions, can result in an even stronger Company with a more consistent level of profitability.
The Board of Directors, management, employees and I are committed to delivering improvements for all stakeholders of the Company.
We thank you for your support and confidence.
Roy Armes
Chairman of the Board,
President and Chief Executive Officer

Shareholder Information

Executive Offices
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840
419-423-1321
For Information

Tire products	800-854-6288
Investor Relations	419-427-4768
Web site	www.coopertire.com
Annual Meeting
The 2010 Annual Meeting of Stockholders of Cooper Tire & Rubber Company will be held at The Westin Hotel, Lindbergh Ballroom, Detroit Metropolitan Airport, 2501 World Gateway Place, Detroit, Michigan 48242, on Tuesday, May 4, 2010 at 10:00 a.m. Eastern Daylight Time. All stockholders are cordially invited to attend. Proxy material is sent to stockholders together with this report.
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
Filing Certifications
The Company has filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Form 10-K for the fiscal year ending December 31, 2009, filed with the Securities and Exchange Commission. On May 6, 2009, the Company filed with the New York Stock Exchange its Annual CEO Certification.
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
Group VP, Emerging Markets & Businesses,
Cummins, Inc.
John J. Holland 1, 3
President,
Greentree Advisors LLC
John F. Meier 1, 3, 4
Chairman of the Board and
Chief Executive Officer,
Libbey Inc.
John H. Shuey 1, 2
Former Chairman of the Board,
President and Chief Executive Officer,
Amcast Industrial Corporation
Richard L. Wambold 3
Chairman of the Board and
Chief Executive Officer,
Pactiv Corporation
Robert D. Welding 3
Non-Executive Chairman,
Public Safety Equipment (Int’l) Limited

[1]	Member of the Nominating and Governance Committee

[2]	Member of the Audit Committee

[3]	Member of the Compensation Committee

[4]	Lead Director
Executive Officers
Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer,
Cooper Tire & Rubber Company
Brenda S. Harmon
Vice President and Chief Human Resources Officer
Bradley E. Hughes
Vice President and Chief Financial Officer
James E. Kline
Vice President, General Counsel and Secretary
Harold C. Miller
Vice President
Appointed Corporate Officers
Donald P. Ingols
Vice President
Jack J. McCracken
Assistant Secretary
Gregory E. Meyers
Assistant General Counsel
Carl R. Montalbine
Vice President
Charles F. Nagy
Assistant Treasurer
Linda L. Rennels
Vice President
Stephen O. Schroeder
Vice President and Treasurer

2