Form 10-K, Exhibit 13
period 2010-12-31
COOPER TIRE & RUBBER CO
filed 2011-02-25
CIK 24491

Exhibit (13)

2010 Annual Report
To our Shareholders:
The last three years have been a challenging, but defining period in Cooper’s history. After setting a new strategic course for the Company in early 2008, we immediately entered a period of economic turmoil and extreme volatility in the raw material market. Despite those headwinds, I am proud to report continued progress toward our strategic imperatives and importantly, an increasing organizational confidence and capability in turning challenges into opportunities.
Highlights of 2010
The foundation for the renewed confidence and resolve is the record of success we’ve built that somewhat defies the shifting landscape over this period of time. During 2010, we were able to grow unit sales by 8 percent over the prior year, with an impressive 14 percent growth from our International segment. This boost in sales was achieved by delivering a well-positioned and strong product portfolio while capitalizing on improving global demand for tires.
As demand surged, we operated our manufacturing facilities at very high utilization rates, which allowed us to leverage and improve our cost structure. As we seized every productivity gain possible to meet increasing customer demands, we also invested toward future efficiencies as we advanced our ERP project toward the beginning stages of deployment that will occur in the near future. Along the same lines, our Cooper Tire Lean Six Sigma Program, in its second full year, continues to bring forward successful results as employees around the globe embrace and use Six Sigma methodologies in solving problems and delivering savings to the bottom line.
Among the specific highlights of the year, we increased production levels at all but one of our seven manufacturing facilities. This included completing the transition to a 24/7 operation in Texarkana, Arkansas. Because of its important strategic value to the Company, we boosted our ownership stake in Cooper Chengshan Tire to 65 percent from 51 percent and during the year announced our intent to increase ownership in Corporacion de Occidente to 58 percent from 38 percent and of Cooper Tire & Rubber Company de Mexico to approximately 100 percent from 50 percent. We expect these operations will continue to add value long into the future for Cooper Tire.
An increased cadence in bringing products to the market resulted in several new product launches that were extremely well-received by our customers and consumers. This is evidence of the effectiveness of the efforts we’ve place into improving this aspect of the business.
We’ve also been strengthening our leadership and the talent at Cooper through both the development of existing employees and the additions of a new CFO and new CHRO in late 2009 and the very recent addition of a new President of North America Tire Operations. This infusion of talent to the proven and cohesive team already in place has strengthened our talent pipeline as well as the breadth and depth of our leadership experience and exposures.
Looking Forward
I believe that our past success and our future progress will be driven by continued focused execution of the tactics supporting our three strategic imperatives. We are dedicated to:
•	Building a sustainable cost-competitive position;

•	Driving top-line profitable growth; and

•	Building bold organizational capabilities.
These goals should position us as the best Company to do business with in the eyes of our customers. In every instance, we view these imperatives through the lens of delivering value to our customers and the consumer while improving returns for our shareholders.
For 2011, we expect that global tire demand will vary by region, with continued robust growth in developing markets, such as China, and more historical rates of growth — something in the 2 to 3 percent range — in mature markets. Cooper intends to produce 10 percent more tires in 2011 than in 2010 to meet the strong demand for our products and to rebuild inventory levels to improve our service to customers. The increase in production will occur across our supply network and further leverage our manufacturing structure without requiring significant levels of capital investment. To meet increasing demand for our products, we will also continue our search for sourcing alternatives that are strategically compatible.
Elevated raw material costs are likely to be a significant issue for the industry in 2011. Tire manufacturers will be seriously challenged to keep pace with unprecedented hikes in natural rubber prices. The industry has shown an ability to demonstrate pricing discipline, but these changes in price typically lag the changes in raw material costs.
Our focus in 2011 is on improvements that will propel the business forward, allowing us to serve our customers even more efficiently and effectively, and positioning the Company to improve shareholder returns. These include:
•	Manufacturing more tires to meet continued strong demand;

•	Launching new products that demonstrate Cooper’s value;

•	Becoming even more cost-competitive; and

•	Preparing for the launch of ERP.
We will continue to maintain a strong balance sheet to help deal with challenges, while also preserving the flexibility necessary to exploit opportunities that will benefit shareholders. These options can take many forms, but we believe a priority will remain investing in ways that support profitable growth. The success that Cooper is experiencing is also aiding us in attracting and developing the caliber of leadership and talent that will be essential in taking this organization to the next level of performance.
We appreciate the confidence that our shareholders and the investment community have expressed in the progress we have made and the direction we have set. I can assure you that this management team, supported by our Board of Directors and a highly talented and dedicated group of employees, is committed to achieving sustained improvements for the benefit of all stakeholders of the Company.
Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer

Shareholder Information

Executive Offices	Board of Directors	Executive Officers
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840
419-423-1321

For Information
Tire products                 800-854-6288
Investor Relations        419-427-4768
Web site            www.coopertire.com

Annual Meeting
The 2011 Annual Meeting of Stockholders of Cooper Tire & Rubber Company will be held at The Westin Hotel, Lindbergh Ballroom, Detroit Metropolitan Airport, 2501 World Gateway Place, Detroit, Michigan 48242, on Friday, May 6, 2011 at 10:00 a.m. Eastern Daylight Time. All stockholders are cordially invited to attend. Proxy material is sent to stockholders together with this report.

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

Filing Certifications
The Company has filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to its Form 10-K for the fiscal year ending December 31, 2010, filed with the Securities and Exchange Commission. On May 12, 2010, the Company filed with the New York Stock Exchange its Annual CEO Certification.

Direct Investment Plan
Computershare Investor Services serves as Administrator for a direct investment plan for the purchase, sale and/or dividend reinvestment of Cooper Tire & Rubber Company common stock. For information, call Computershare Investor Services at 888-294-8217.

Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer,
Cooper Tire & Rubber Company

Laurie J. Breininger [1,2]
Former President, Americas Bath
and Kitchen, American Standard
Companies Inc.

Thomas P. Capo [2]
Former Chairman of the Board,
Dollar Thrifty Automotive Group, Inc.

Steven M. Chapman[1,2]
Group VP, Emerging Markets
& Businesses, Cummins, Inc.

John J. Holland [1,3]
President,
Greentree Advisors LLC

John F. Meier [1,3,4]
Chairman of the Board and
Chief Executive Officer, Libbey Inc.

John H. Shuey [1,2]
Former Chairman of the Board,
President and Chief Executive Officer,
Amcast Industrial Corporation

Richard L. Wambold [3]
Former Chairmen of the Board and Chief Executive
Officer, Pactiv Corporation

Robert D. Welding [3]
Former Non-Executive Chairman,
Public Safety Equipment (Int’l) Limited

[1] Member of the Nominating and Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Director
Roy V. Armes
Chairman of the Board,
President and Chief Executive Officer

Brenda S. Harmon
Senior Vice President and
Chief Human Resources Officer

Bradley E. Hughes
Vice President and
Chief Financial Officer

James E. Kline
Vice President, General Counsel
and Secretary

Harold C. Miller
Vice President

Christopher E. Ostrander
Vice President

Other Corporate Officers

Donald P. Ingols
Vice President

James P. Keller
Vice President

Jack J. McCracken
Assistant Secretary

Gregory E. Meyers
Assistant General Counsel

Carl R. Montalbine
Vice President

Charles F. Nagy
Assistant Treasurer

Stephen O. Schroeder
Vice President and Treasurer